1 Investor Presentation Equity Story & Fact Book May 2024

2 This presentation and any accompanying oral presentation (together, the “presentation”) has been prepared by Ferrovial SE (the “Company”, “we” or “us” and, together with its subsidiaries, the “Group”). By accessing/attending this presentation, you acknowledge that you have read and understood the following statements. Forward-Looking Statements This presentation includes certain statements, expectations, estimates and projections provided by the Company and certain other sources believed by the Company to be reliable, and statements of the Company’s beliefs and intentions about future events. The statements included in this presentation that are not statements of historical facts, including, but not limited to, those regarding the Company’s financial position, business strategy, plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “aim,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Such statements, expectations, estimates and projections reflect various assumptions by the Company concerning anticipated results and are subject to significant business, economic and competitive uncertainties and contingencies, and known and unknown risks, many of which are beyond the Company’s control and are impossible to predict. Accordingly, there can be no assurance that such statements, expectations, estimates and projections will be realized. Any forecast made or contained herein, and actual results will likely vary, and those variations may be material. The Company makes no representation or warranty as to the accuracy or completeness of such statements, expectations, estimates and projections contained in this presentation or that any forecast made or contained herein will be achieved. Our forward-looking statements are subject to certain risks and uncertainties, which include, but are not limited to, the following: • risks related to our diversified operations; • risks related to our acquisitions, divestments and other strategic transactions that we may undertake, including the planned divestment of our stake in Heathrow airport; • the impact of competitive pressures in our industry and pricing, including the lack of certainty of winning competitive tender processes; • general economic conditions and events and the impact they may have on us, including, but not limited to, increases in inflation rates and rates of interest, increased costs for materials and labor, cybersecurity attacks, other lingering impacts resulting from COVID-19, and the Russia/Ukraine conflicts; • our ability to obtain adequate financing in the future as needed; • our ability to maintain compliance with the continued listing requirements of the stock exchanges on which our ordinary shares are listed and traded; • lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subjected to and are required to report; • our strategic business reorganizations may not occur as expected; • our ability to comply with our ESG commitments; • impact of any changes in existing or future tax regimes or regulations; and • other risks and uncertainties, described under the heading “Risk Factors” in the Company’s annual reports, available at www.ferrovial.com. In addition, certain industry data and information contained in this presentation has been derived from industry sources. The Company has not undertaken any independent investigation to confirm the accuracy or completeness of such data and information, some of which may be based on estimates and subjective judgments. Accordingly, the Company makes no representation or warranty as to such accuracy or completeness. This presentation speaks only as of today’s date, and, except as required by law, the Company does not undertake to update any forward-looking statements to reflect future events or circumstances. Non-IFRS Financial Measures This presentation may contain references to financial measurements that are supplemental to the Company’s financial performance as calculated in accordance with the International Financial Reporting Standards (“IFRS”). These non-IFRS financial measures may include Adjusted EBIT, Adjusted EBIT Margin, Adjusted EBITDA, Comparable or “Like-for-like” (“LfL”) Growth, Fair Value Adjustments, Order Book, Consolidated Net Debt, and Ex-Infrastructure Liquidity. We believe these non-IFRS financial measures are frequently used by investors, securities analysts and other parties in the evaluation of our performance and liquidity with that of other companies in our industry. Our management uses these measures to evaluate our operating performance, liquidity and capital structure. The methods we use to produce these non-IFRS financial measures may differ from methods used by other companies. These measures should be considered in addition to, not as a substitute for, financial measures prepared in accordance with IFRS. Industry and Market Data This presentation has been prepared by the Company and includes market data and other statistical information sourced from publicly available information about the Group, its projects, and third-party sources. Although the Company believes that these sources are reliable as of their respective dates, it has not independently verified the accuracy or completeness of this information. Some data is also based on the Company’s good faith estimates, which are derived from both the internal sources and the third- party sources described above. Reference to consensus figures are not based on the Company’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, the Company. By referencing consensus figures, the Company does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by the Company or its directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Additional Information The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and in accordance therewith is required to file reports and other information with the SEC relating to its business, financial condition, and other matters. The Company's filings can be accessed by visiting EDGAR on the SEC's website at http://www.sec.gov. DISCLAIMER

3 1 EQUITY STORY • Business Model • Why Ferrovial? • Looking ahead

4 One of North America’s leading road and airport infrastructure companies (1) Total Shareholder Return (TSR): calculated considering dividends received and change in share price. Bloomberg data as of December 31, 2023. (2) Parent company. Fitch and S&P ratings. (3) Analysts’ consensus as of December 2023. Valuations are based on external assumptions and expectations. 12% Total Shareholder Return 1 (10yr CAGR) $27B Market Cap As of Dec. 31, 2023 BBB Investment grade 2 Stable outlook 80% equity value in North America 3 24,799 employees As of Dec.31, 2023 22 years present in Dow Jones Sustainability Index 4

5 FERROVIAL:+224% S&P Global Infra:+75% DJ Brookfield Infra:+67% MSCI World Infra:+44% IBEX 35:+50% S&P 500:+211% MSCI World Index:+128% Dec-13 Dec-14 Dec-15 Dec-16 Dec-17 Dec-18 Dec-19 Dec-20 Dec-21 Dec-22 Dec-23 Ferrovial’s stock price has outperformed major indices over the last 10 years TOTAL SHAREHOLDER RETURN1 (1) Total Shareholder Return (TSR): calculated considering dividends received and change in share price. Bloomberg data as of December 31, 2023.

6 % of valuation from infrastructure assets2 3x Equity value of infrastructure assets 80% Contribution from North America to infrastructure assets’ valuation Airports Other Toll Roads I-77 I-66 DFW Express Lanes 407 ETR Ferrovial’s Equity Value1 €13.0B DEC ‘14 DEC ‘15 DEC ‘16 DEC ‘17 DEC ‘18 DEC ‘19 DEC ‘20 DEC ‘21 DEC ‘22 DEC ‘23 €24.9BFERROVIAL’S EQUITY VALUE FROM INFRASTRUCTURE ASSETS1 61% 62% 70% 78% 81% 87% 86% 84% 91% 91% Key Highlights as of Dec. 20231 Long-term value creation underpinned by a growing portfolio of infrastructure assets (1) Analysts’ consensus as of December 2023. Valuations are based on external assumptions and expectations. (2) Calculated as the total analysts’ consensus valuation from infrastructure assets divided by the total analysts’ consensus valuation. TRANSFORMATION INTO A LEADING INFRASTRUCTURE DEVELOPER

7 INTEGRATED PLATFORM TO DEVELOP INFRASTRUCTURE PROJECTS WITH HIGH VALUE CREATION Business unit valuation breakdown (%) based on analysts’ consensus as of December 2023. Valuations are based on external assumptions and expectations. 81% TOLL ROADS Develop congestion relief solutions in North America 10% AIRPORTS Facilitate air transport growth improving people connectivity ENERGY Develop projects for the energy transition 2%1 CONSTRUCTION Support concession business with best-in-class engineering capabilities to design and build infrastructure for communities 7% (1) Includes net cash and other. Business model Develop and operate innovative, efficient and sustainable infrastructure projects with high value creation for stakeholders

8 Why Unique infrastructure assets in North America Growth in new greenfield projects in North America Value creation in selected projects in other countries Solid cash flow generation and financial discipline

9 Unique infrastructure assets in North America TOP PERFORMING REGIONS » Present in areas with strong economic growth (above US/Canada average) PRICING FLEXIBILITY » Ability to set toll rates above inflation LONG DURATION » 554 years average time to maturity of portfolio TORONTO +2.8M new immigrants expected by 2046 (Greater Toronto Area) 1 NEW YORK Largest US metropolitan area with 24M residents3 CHARLOTTE, NC Annually, Charlotte area GDP has grown 1.2 pp above US average since 2010 2 DALLAS-FORT WORTH, TX Annually, Texas GDP has grown 1.4 pp above US average since 2010 2 (1) Ministry of Finance of Ontario. (2) Statista. (3) City of New York. (4) Average time to maturity calculated as weighted value, based on analyst´s consensus as of December 2023. Valuations are based on external assumptions and expectations. 74 years to maturity 42 years to maturity 36 years to maturity 45 years to maturity 37 years to maturity Freedom to set toll rates Dynamic pricing with soft cap linked to inflation Unregulated aeronautical charges UNIQUE INFRASTRUCTURE ASSETS IN NORTH AMERICA VALUE CREATION IN SELECTED PROJECTS IN OTHER COUNTRIES SOLID CASH FLOW GENERATION & FINANCIAL DISCIPLINE GROWTH IN NEW GREENFIELD PROJECTS IN NORTH AMERICA Why

Why ferrovial
UNIQUE INFRASTRUCTURE ASSETS IN NORTH AMERICA
GROWTH IN NEW GREENFIELD PROJECTS IN NORTH AMERICA
VALUE CREATION IN SELECTED PROJECTS IN OTHER COUNTRIES
SOLID CASH FLOW GENERATION & FINANCIAL DISCIPLINE
10

High degree of freedom to set prices

407 ETR

43.23% stake — equity consolidated

5.9%
10 yr revenue/trip CAGR (2014-2023)

CPI **2.5%**[1]

REVENUES: CAD 1.5 Bn (2023)

EBITDA: CAD 1.3 Bn (2023)

DIVIDENDS[3]: CAD 950 Mn (2023)

DFW EXPRESS LANES

NTE | 62.97% stake
LBJ | 54.6% stake
NTE 35W | 53.67% stake
— globally consolidated

NTE **10.1%**
LBJ **7.0%**
NTE 35W **15.2%**
5 yr revenue/transaction CAGR (2019-2023)

CPI **4.0%**[1]

REVENUES: USD 716 Mn (2023)

ADJ. EBITDA[4]: USD 607 Mn (2023)

DIVIDENDS[5]: USD 766 Mn (2023)

I-77 EXPRESS LANES

72.24% stake — globally consolidated

28.0%
4 yr revenue/transaction CAGR (Dec'19-Dec'23)[2]

CPI **4.0%**[1]

REVENUES: USD 91 Mn (2023)

ADJ. EBITDA[4]: USD 66 Mn (2023)

1st dividend distribution expected in 2024

I-66 EXPRESS LANES

55.70% stake — globally consolidated

Fully open to traffic since December 2022

REVENUES: USD 167 Mn (2023)

ADJ. EBITDA[4]: USD 129 Mn (2023)

1st dividend distribution expected in 2024

(1) CPI growth calculated as the average yearly growth of the consumer price index in Canada (2014-2023) and United States (2019-2023), respectively.
(2) CAGR calculated as Dec.2019 vs. Dec.2023 monthly revenue/transaction.
(3) Total dividends distributed, of which CAD 411 million (EUR 281 million) corresponded to Ferrovial.
(4) Non-IFRS financial measure. For a definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures section of Ferrovial's 2024 Integrated Annual Report, available at www.ferrovial.com.
(5) Total dividends distributed, of which USD 429 million (EUR 397 million) corresponded to Ferrovial ferrovial

Why ferrovial
UNIQUE INFRASTRUCTURE ASSETS IN NORTH AMERICA
GROWTH IN NEW GREENFIELD PROJECTS IN NORTH AMERICA
VALUE CREATION IN SELECTED PROJECTS IN OTHER COUNTRIES
SOLID CASH FLOW GENERATION & FINANCIAL DISCIPLINE
11

Best-in-class capabilities to pursue sizeable project pipeline

$4T[1] funding gap for US infrastructure investments by 2040

Population growth in cities and increased congestion leads to new infrastructure project needs

90% of US residents projected to live in cities by 2050[2]

US airport traffic expected to grow +157% by 2040[3]

Private sector key to narrow the funding gap

High deficit levels provide an opportunity for the private sector to support infrastructure development, freeing up for other uses

Ferrovial uniquely positioned to deliver complex infrastructure projects

STRONG TRACK-RECORD IN NORTH AMERICA	INTEGRATED MODEL	FINANCIAL DISCIPLINE
20 years managing pricing/demand	with design, bidding, construction and commissioning capabilities	focusing on projects with high returns and cash generation


Pipeline
7 PROJECTS
Alexandria, VA
I-495 SW
Nashville, TN
I-24 | I-65
Charlotte, NC
I-77S
Atlanta, GA
I-285 E
I-285 W
SR-400

(1) Global Infrastructure Outlook.
(2) Statista.
(3) Compared against 2019 Pre-Covid figures, source: Airport Council International.

ferrovial

Why ferrovial
UNIQUE INFRASTRUCTURE ASSETS IN NORTH AMERICA
GROWTH IN NEW GREENFIELD PROJECTS IN NORTH AMERICA
VALUE CREATION IN SELECTED PROJECTS IN OTHER COUNTRIES
SOLID CASH FLOW GENERATION & FINANCIAL DISCIPLINE
12

India: Great prospects with a great player

IRB INFRASTRUCTURE DEVELOPERS LTD

IRB one of the best positioned companies to capture India's future growth

» **In-house EPC capabilities** to develop greenfield projects

» One of the largest highway infrastructure players in India with a **26-project portfolio and footprint in 12 states**

» **Ferrovial holds a 24.9% stake in IRB Infrastructure Developers and has agreed to acquire a 24.0% stake in IRB Infrastructure Trust.**

IRB Share Price
+95.1%
vs. BSE Sansex's index +26.8% [1]

INDIA expected world's 3rd economy by GDP by 2027-28[2]

» Economy with high **long term growth** prospects

» Population growth expected to lead to the **largest middle class** in the world

» One of the **biggest toll road concession markets** in the world

GDP growth expected over next 5 yrs.
6.3%[2]

Middle class forecasted growth by 2045
+600M[3]

TRANSPORT INFRASTRUCTURE INVESTMENT[4]
$236B



(1) Dec. 28, 2023 closing price vs entry price. Entry price for Sensex assumed to be as of market close on Nov. 26, 2021 (approx. date when IRB's entry price was set).
(2) CAGR. World Economic Outlook (International Monetary Fund. October 2023).
(3) People Research of Indian Consumer Economy (PRICE), The rise of Indian middle class (July 2023).
(4) India Ministry of Road Transport and Highways.

ferrovial

13 • Local GDP + traffic growth • Pricing (inflation+) • Operating leverage • Financial leverage • To resume payouts after COVID-19 • NTO to start dividend distributions First dividend distribution • NTE 35W in 2023 • I-77 in 2024 • I-66 in 2024 Newer US express lanes to start distributions Airports Organic growth of current portfolio Expected dividends to be received by Ferrovial from existing infrastructure assets » Dividends from new express lanes ADDITIONAL SOURCES OF CASH » Construction business cash flows » Asset rotation UNIQUE INFRASTRUCTURE ASSETS IN NORTH AMERICA VALUE CREATION IN SELECTED PROJECTS IN OTHER COUNTRIES SOLID CASH FLOW GENERATION & FINANCIAL DISCIPLINE GROWTH IN NEW GREENFIELD PROJECTS IN NORTH AMERICA Why Future cash flow generation levers

Why ferrovial
UNIQUE INFRASTRUCTURE ASSETS IN NORTH AMERICA
GROWTH IN NEW GREENFIELD PROJECTS IN NORTH AMERICA
VALUE CREATION IN SELECTED PROJECTS IN OTHER COUNTRIES
SOLID CASH FLOW GENERATION & FINANCIAL DISCIPLINE
14

Cash flow growth to fund investments and shareholder distributions[1]

CAPITAL ALLOCATION CRITERIA

INVEST FOR GROWTH | COMMITMENT TO SHAREHOLDERS

Execute committed investments in ongoing projects

Committed to BBB rating

New equity investments

- Top priority: express lanes projects in the US
- Other with lower exposure and recycling capital through asset rotation
  - Asset specific airport opportunities with capex needs
  - Toll road investments in India and other geographies
  - Other (i.e. energy transition projects)

Investing for growth while keeping **sound shareholder distributions[1]. The latter would increase** if capital is not deployed

OVER THE PAST 10 YEARS[2]:

(2014-2023)

€5.0B
Dividends from infrastructure assets

€4.8B
Shareholder distributions[1]

€1.4B
Infrastructure assets rotation

€3.0B
Equity invested in infrastructure assets

53%
of equity invested in US Express Lanes

6x MoM[3]
on equity deployed in US Express Lanes

(1) Dividends and buybacks.
(2) Equity and dividend figures include toll road and airport infrastructure assets only.
(3) Multiple of money (MoM) is measured as the total amount of equity invested in the US Express Lanes during the relevant period (2014-2023) divided by total equity value as of the end of the period (2023). Analysts' consensus as of December 2023. Valuations are based on external assumptions and expectations.

ferrovial

15 €2.2B » UNIQUE POSITION TO CAPTURE GROWTH FROM VALUE ACCRETIVE PIPELINE » GROWTH SUPPORTED BY BEST-IN-CLASS ASSETS IN PRIME LOCATIONS €1.7B Dividends from infrastructure assets in existing portfolio1 Shareholder distributions2 2024-2026 EXPECTATIONS (1) Dividends excluding Heathrow. (2) Dividends and share buybacks. (3) On November 28, 2023, we announced the planned divestment of our stake in Heathrow airport. For further details on this potential divestment, see Ferrovial, Ferrovial announces agreement to sell its stake in Heathrow, subject to certain rights of other shareholders, available at https://newsroom.ferrovial.com/en/press_releases/ferrovial-announces-agreement-to-sell-stake-heathrow/. Any proceeds from a potential divestment of Heathrow3 expected to be used for investments and shareholder distributions Looking ahead

16 Fact Book 2 BUSINESS DIVISIONS 3 FINANCIAL PROFILE 4 ESG Toll Roads Airports Construction Debt structure Cash Flow details Historical financial data Environment Social Governance 5 STOCK INFORMATION 6 APPENDIX Share price performance Shareholder distributions

17 2 BUSINESS DIVISIONS

18 TOLL ROADS

19

TOLL ROADS

Complex infrastructure projects with pricing flexibility, long duration and located in highly congested urban areas

21
CONCESSIONS
ACROSS 10 COUNTRIES[1]

81%
OF FERROVIAL'S EQUITY VALUE[2]

€3.8B
DIVIDENDS RECEIVED 2014-2023

83% REVENUES
93% ADJ. EBITDA
US ASSETS' CONTRIBUTION TO TOLL ROADS 2023 RESULTS

UNIQUE VALUE CREATION

- HIGH ECONOMIC GROWTH REGIONS
- CONGESTED URBAN AREAS
- PROVIDE ONLY FREE FLOW CAPACITY
- FLEXIBLE & DYNAMIC PRICING
- LONG ASSET DURATION

(1) Figures as of Dec. 2023. Asset count excludes IRB's concessions.
(2) Analysts' consensus valuation as of Dec. 2023.

ferrovial

407 ETR Toronto (Canada)

21

TOLL ROADS | 407 ETR

Asset overview

A congestion-free toll road in the heart of Greater Toronto Area[1]

- 407 ETR is located in Toronto, Canada. It stretches from Burlington (in the West) to Pickering (in the East).
- A fast-growing area in Canada's largest economic hub.
- Greater Toronto and Hamilton Area (GTHA) is the 6th largest metropolitan area in North America.
- GTA population is expected to grow from 7.2mn in 2022 to 10.5mn in 2046.
- Ontario GDP is expected to grow +5.3% over the next 3 years.
- 40% of traffic has 407 ETR as its preferred alternative. [2]

407 ETR avg rush hour speed was 29 mph higher than any other alternative in 2023 [3]

Shareholders: 43.23% Cintra – 50.01% CPPIB - 6.76% Atkins Realis

- 108 km (67 miles) with 24 segments.
- Runs parallel to the 401, one of North America's most congested highways.
- 99-year concession term. Opened in 1999.
- 74 years remaining to maturity (2098).
- Free flow, fully electronic with 198 entry-exit points.
- Has flexibility to set tolls by segment and time of day to manage traffic.



VAUGHAN
RICHMOND HILL
BRAMPTON
MARKHAM
MILTON
TORONTO
PICKERING
MISSISSAUGA
OAKVILLE
BURLINGTON
407 ETR
Zone 1: QEW to Highway 401
Zone 2: Highway 401 to Highway 427
Zone 3: Highway 427 to Highway 404
Zone 4: Highway 404 to Brock Road

(1) Data on GTHA as of Dec 2023, source: https://www.ontario.ca
(2) 40% calculated using 2019 data, as the number of trips using 407ETR with no alternative route divided by the total number of trips using 407ETR.
(3) FER analysis based on data from INRIX, PM peak workday.

ferrovial

22 Historical financial figures TOLL ROADS | 407 ETR

23

TOLL ROADS | 407 ETR

Pricing framework & revenue structure

407 ETR has flexibility to set toll rates

- Flexible tolling regime designed to provide congestion relief in the corridor.
- Rates are structured to keep 407 ETR fast, safe and reliable.
- Flexibility to charge different tolls for each segment, direction and time with no cap.
- Toll rate changes can be introduced at any time, with a one-month notice to the MTO (Ministry of Transportation of Ontario) is required.
- Toll increases aimed to minimize future regulated congestion payments (Schedule 22).

Revenue structure

TOLL REVENUES[1] (approx.92% of total revenues):

- **Trip Toll Charge** is applied for each trip in addition to the per kilometer charge. (Light vehicles $1, Heavy vehicles $2, Heavy Multiple Unit Vehicles $3). The Heavy Vehicle per Km rate for vehicles over 5,000 Kg (large trucks and buses).
- **Camera Charge fee** per trip is added when a vehicle travels without a valid transponder. Unrecognizable plate charge is also plus tolls, each time the vehicle uses the highway.

FEE REVENUES (approx. 8% of total):

- Include monthly transponder lease fees and annual transponder lease fees relating to the maintenance, billing of non-transponder customer accounts, late payment charges, enforcement fees for past due amounts and service fees related to tolling, billing and back-office services.

  407 ETR Complete Fee Details | 407 ETR


POPULATION GROWTH
GDP GROWTH
TRAFFIC CONGESTION
PRICING
AS MAIN REVENUE DRIVER
PRICING FLEXIBILITY
TO MANAGE DEMAND & MANTAIN A LEVEL OF SERVICE

Toll revenue per trip


13.23
+6.6% CAGR
7.44
2014
2023

(1) Exempt Vehicles: emergency vehicles (e.g. police, fire & ambulances) and employees.

ferrovial

24 Schedule 22 Payments apply if 2 conditions are met:  The rush hour traffic on any segment-direction (ASFR) is below the pre-determined Traffic Threshold.  Rush hour tolls (actual tariff/km charged on the segment) are above the Toll Threshold. There is a single Toll Threshold for the entire 407. » The Contract1 includes payments to the Province if traffic levels remain below contract-set minimum relief traffic thresholds. If two conditions are met: » TOLL RATES: Standard rate (toll rate) > Tariff threshold » TRAFFIC: Average segment flow rate (Traffic Level) < Traffic Threshold » Calculated annually on a per segment basis Tariff Threshold Traffic Threshold TA RI FF Average segment flow rate (ASFR) SCHEDULE 22 PAYMENT Schedule 22 Payment Example Calculation Determining Traffic Threshold (TT) Compute BSFR (Base segment flow rate): was set in 2002 at 95% of 2002 ASFR ((e.g. at 4,937) Determine Annual Increase: The annual increase is determined as: » 3% of the BSFR if the prior year Traffic Threshold < 900 *UNCL » 2% of the BSFR if  900*UNCL<TT prior year <1200*UNCL » 1% of the BSFR if  1200*UNCL< TT prior year <1500*UNCL » 0% of the BSFR if  TT prior year >1,500 *UNCL UNCL = Ultimate Number of Core Lanes Traffic Threshold calculation: Current year TT= Prev. year TT + Annual increase * BSFR Example for a segment with 5UNCL growing at 1%: 2019 TT = 2018 TT (6,270) + 1%*4,937 = 6,319 Computing ASFR (Average Segment Flow Rate) 1. Determine Peak Hours: For each segment-direction, select the 2 hours for which the sum of hourly VKT in all business days in the 12-month period (prior calendar year) was highest. The selected two 1-hour periods may be discontinuous. 2. Once we have selected 2 peak hours, we make the following steps for each business day: » STEP 1: Segment VKT for each Peak Hour  (sum VKT for each Peak Hour selected) » STEP 2: Segment Flow Rate for each Peak Hour = VKT for each Peak Hour / Segment Length » STEP 3: The average Segment Flow Rate (ASFR) for each day = (Seg Flow Rate Peak Hour 1+ Seg Flow Rate Peak Hour 2 )/2 3. Now, there is an ASFR per business day Segment ASFR » Rank them (from + traffic to – traffic) and select the 60% busiest days  the average of those days is the ASFR for the segment 4. ASFR of the segment vs. traffic threshold (ASFR / TT)  if it’s < 1  segment is below the TT (S22 payment applies) Example of Calculation for a segment: ASFR for Segment X was 0.9% below the Traffic Threshold. » Segment X reached revenues of $90mn Example: 0.9% x 2 x $90mn = $1.8mn 2 x ANNUAL SEGMENT TARIFF REVENUES x % TRAFFIC UNDER TRAFFIC THRESHOLD Congestion Payment (Schedule 22) TOLL ROADS | 407 ETR (1) See 407 ETR Schedule 22 to Concession Agreement, available at https://407etr.com/documents/sales/Schedule_22.pdf, for further information Note: Schedule 22 paid twice in 20 years, CAD28.7k in 2003 (0.01% 2003 revenues) and CAD1.8mn in 2019 (0.12% 2019 revenues). » The Ministry of Transportation of Ontario (MTO) determined that pandemic (COVID-19) was a Force Majeure event. No congestion payments were due during Force Majeure. The event applied until/the earlier of: • Traffic in 407 ETR & main interchanges reached 2017-19 avg traffic levels • There was an increase in toll rates for any segment of the 407ETR » On Dec. 29, 2023, 407 ETR announced a new rate schedule that came into effect on Feb. 1, 2024, ending the Force Majeure Event » Congestion payment (if applicable) will be based on 2025 traffic figures, with cash payment in April 2026 » Calculation is based on “peak of the peak”: 2h with highest VKTs in all business days and then, the average of the 60% busiest days (see example on the right). Peak traffic during 2023 has recovered at slower pace » Compound effect on revenues and future growth expected to be NPV positive even with expected material Schedule 22 payments in the first years Force Majeure Event

25 BOND MATURITY SCHEDULE (CADmn) NET DEBT (CADmn) 54% of debt maturing in more than 15 years. Dividends & Financial Structure TOLL ROADS | 407 ETR EQUITY Total / Disbursed $804.6 m/ 100% DIVIDENDS Total / Cintra 10.9bn/4.8 bn DSCR Lock up 1.35X S&P "A" (Senior Debt) "A-" (Junior Debt) "BBB" (Subordinated Debt) DBRS "A" (Senior Debt) "A low" (Junior Debt) "BBB" (Subordinated Debt) Total Principal $10,602 m Weighted Avg Rate 4.20% Principal $9,289 m Interest Rate 4.06% Maturity 2023-2053 Principal $1,149 m Interest Rate 4.92% Maturity 2028-2036 Principal $164 m Interest Rate 7.13% Maturity 2040 Principal $800 m Interest Rate Drawn BA + 80pbs Interest Rate Undrawn 16 pbs Maturity 2026 JUNIOR DEBT SYNDICATED CREDIT FACILITY RATINGS SENIOR DEBT SUB DEBT DEBT

26 Expansion requirements: Schedule 22, Article 4 » An Expandable Segment is defined as a segment that has not reached its Ultimate Number of Core Lanes and the Lane Flow Rate exceeding 1,700 vehicles during a Peak Hour for more than 125 Hours in a calendar year » The designated Expandable Segment each year is defined as the Segment with the highest average Lane Flow Rate during all Peak Hours in the prior calendar year » Each calendar year, the Concessionaire shall determine if there is any Expendable Segment. Any Expandable Segment and the Corresponding Segment shall be widened by at least one core lane within a 2-year period Expansion progress » East (15 km) and west (24 km) extensions were completed in 2001 » 315 lane-kilometers added since the extensions were completed » 12% remaining road capacity can be increased until Ultimate Capacity Mandatory capacity improvements TOLL ROADS | 407 ETR

27 Information » SEDAR is an electronic filing system that allows listed companies to report their securities-related information with the authorities concerned with securities regulation in Canada. » SEDAR is the Canadian equivalent of the SEC's EDGAR, the U.S. electronic system for filing securities information. » More information is available in the 407 ETR webpage. o Major Financial Filings | 407 ETR Reported information » Certification of Annual Filings (CEO and CFO) » Certification of Interim Filings (CEO and CFO) » Annual Information Form o Corporate structure o General development of business o Capital structure o Others » Audited annual financial statements » Auditor’s consent letter » Calculation of earnings coverage » Interim financial statements report » Quarterly Information - MD&A News releases » Other specific forms. Public information TOLL ROADS | 407 ETR SEDAR- System for Electronic Document Analysis and Retrieval WEB PAGE: https://www.sedar.com/

US Express Lanes 28

29

TOLL ROADS | US MANAGED LANES

Asset description (I)

- A solution to congestion on existing urban corridors through active management of newly added capacity through dynamic pricing
- Every driver has the option to pay for a fast, reliable trip everyday
- Dynamic pricing guarantees minimum level of service. Tolls are designated to ensure a fast and reliable trip
- Free Flow, fully electronic tolling: no booths/ no queues

Express toll way within an existing highway

EXPRESS LANES[1]


IMPROVED FRONTAGE ROADS
RECONSTRUCTED GENERAL HIGHWAY LANES
TEXPRESS LANES
RECONSTRUCTED GENERAL HIGHWAY LANES
IMPROVED FRONTAGE ROADS
Free Lanes
Tolled Lanes
Minimum speed guaranteed
Free Lanes

(1) Graph for illustrative purposes. This is a configuration example, not all projects have frontage roads, or 2 Managed Lanes per direction.

ferrovial

30

TOLL ROADS | US MANAGED LANES

Asset description (II)

		North Tarrant Express (NTE) DFW, TEXAS	Lyndon B Johnson (LBJ) DFW, TEXAS	North Tarrant Expres (NTE35W) DFW, TEXAS	I-77 CHARLOTTE, NORTH CAROLINA	I-66 NORTHERN VIRGINIA
SHAREHOLDER STRUCTURE	Cintra Share - Global Consolidation	62.97%	54.60%	53.67%	72.24%	55.70%
	Others:	37.03% Meridiam	28.33% APG 17.07% Meridiam	28.84% APG 17.49% Meridiam	24.58% John Laing 3.18% Aberdeen	29.75% Meridiam 14.55% APG
GENERAL DATA	Concession Term	2009-2061 (52 years)	2009-2061 (52 years)	2013-2061 (48 years)	2014-2069 (55 years)	2016-2066 (50 years)
	Operations Term	2014-2061 (47 years)	2015-2061 (46 years)	2018-2061 (43 years)	2019-2069 (50 years)	2022-2066 (44 years)
	Highway Length	13.3 miles	13.25 miles	16.8 miles	25.9 miles	22.5 miles
	Segments	2 segments	3 segments	3 segments	7 segments	3 segments
	Managed Lanes (MLs) / General Purpose Lanes (GPLs)	2 ML per direction (1) 2-3 GPL per direction(1)	2-3 ML per direction 4-5 GPL per direction	2 ML per direction 2 GPL per direction	1-2 ML per direction 2-4 GPL per direction	2 ML per direction 3 GPL per direction

(1) Pre-Mandatory Capacity Improvement. The project consists of the addition of 1 lane in GPL in each direction on the segment 1 and 1 lane of MLs in each direction on the Segment 2. For further details, see slide 39.

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31

TOLL ROADS | US MANAGED LANES

Asset description (III)

	NTE – LBJ – NTE 35W - DALLAS, TEXAS	I-77 - NORTH CAROLINA	I-66, NORTHERN VIRGINIA
DYNAMIC TOLLING	Price adapts on real time with potential toll rate changes every 5 min	Price adapts on real time with potential toll rate changes every 5 min	Price adapts on real time with potential toll rate changes every 3 min
TOLL RATES & PRICE CAP	Freedom to set toll rates below the soft cap. Soft Cap: \$1.09/mi pegged to US CPI. (updated 2024) Toll rates will go up above soft cap (Mandatory Mode), under certain traffic conditions, in order to guarantee a minimum level of service.	Freedom to set toll rates. No cap. Must notify NCDOT 30 days before increasing the min or max rate for any segment.	Freedom to set toll rates. No cap.
MINIMUM SPEED	50 mph	45 mph	55 mph
SPEED LIMIT	75 mph express lanes 70mph LBJ general purpose lanes 65mph NTE general purpose lanes	70 mph express lanes 65 mph general purpose lanes	70 mph express lanes 65 mph general purpose lanes
PERMITTED VEHICLES	Light & Heavy vehicles	Light vehicles Extended Vehicles: I-77 in partnership with North Carolina DoT started a pilot until Sept-24, allowing more types of vehicles to use I-77. These new classification includes larger two-axle vehicles and vehicles pulling single-axle trailers.	Light & Heavy vehicles
HEAVY PRICE VS LIGHT	2x to 5x Heavy vehicles pay a fixed multiplier of the price on the sign, which is determined by their vehicle classification.	Up to 4.0x	Freedom to set multipliers 3+ axle vehicles: minimum toll factors of 5x at peaks & 3x at off peaks.
HIGH OCCUPANCY VEHICLE (HOV)	50% discount for HOV 2+ TxDot assumes this discount (No risk for concession)	Free HOV 3+	Free HOV 3+
COLLECTION RISK	3rd party (NTTA)	3rd party (NCTA)	Video collection risk only

ferrovial

NTE | LBJ | NTE 35W Dallas Fort-Worth

33 » DFW is a metroplex with a widespread population and multiple employment centers » The area is ranked 1st in the US for absolute population growth1 » Estimated population growth in the North and West expected to stress the already congested network Overview TOLL ROADS | NTE, LBJ & NTE 35W SIGNIFICANT LOGISTICS DEVELOPMENTS IN THE REGION Best driving experience in Dallas-Fort Worth (1) 2021 to 2022, J.H. Cullum Clark, Director, Bush Institute-SMU Economic Growth Initiative, Americans keep moving to high-opportunity cities in the sun belt, new census data confirms.

34 Historical Financial Figures TOLL ROADS | NTE, LBJ & NTE 35W

35

TOLL ROADS | NTE, LBJ & NTE 35W

Pricing Framework

Toll rate mechanism

Soft Cap: The TEXpress Lanes operate with a soft toll cap per mile pegged to US National CPI-U.

Under the Cap, Dynamic Mode: Total freedom to charge any amount below the soft cap. Tolls set in real time and updated every 5 minutes.

Over the Cap, Mandatory Mode: In order to guarantee a minimum level of service, the contract allows for tolls to exceed the soft cap until traffic conditions improve. There is no upper limit. The cap can only be exceeded if:

- Speeds on the managed lane fall below 50 mph.
- Or Volumes on the ML exceed 3300 PCE/HR on a 2-lane section or 5,100 PCE/HR on a 3-lane section.


MANDATORY MODE:
TOLL RATE
SPEED
CARS DEMAND
Toll Rate Cap$1.09/mi (1)
Demand threshold 3,300 cars/hr (2 lanes) 5,100 cars/hr (3 lanes)
Speed Threshold 50 mph
Hour starting Analysis by segment & direction
12:00 1:00 2:00 3:00 4:00 5:00 6:00 7:00 8:00 9:00 10:00 11:00 12:00
FREEDOM UNDER THE CAP
MANDATORY MODE
FREEDOM UNDER THE CAP
ML Volumes
ML Capacity
Toll Rate Cap
Toll Rates
ML traffic (pce / hr)
Toll Rates
1. Toll rates increased above the cap
2. Toll rates maintained at above-the-cap levels
3. Toll rates lowered to below-the-cap levels

Fee structure: Price on sign * Truck Multiplier * HOV Discount * Video Surcharge

TAG (PRE-PAID): If vehicle is equipped with an electronic tag driver will pay the price on the sign and no additional fees.

EXEMPT VEHICLES: Police, buses, concession-owned vehicles and first responders drive for free.

Truck Multiplier: Pay a fixed multiplier of the price on the sign based on vehicle classification. Multiplier 2x to 5x.

VIDEO (surcharge): If vehicle has no tag or an invalid tag, driver will pay the toll amount plus a 50% premium. Since July 1, 2023, NTE and LBJ driver will pay the toll amount plus a 100% premium.

HOV Discount: pre-declared HOV's are entitled to a 50% discount in the peak hours. Reimbursed to the concession by TxDOT.

Toll Collection: A transaction file is sent to NTTA and payment is received from them, net of their fees, 2-3 days after.
TxDOT reimburses the concession with the HOV subsidy.


EXPRESS LANES
TO 35W / 35E
TO 635 / PGBT TOLL
President George Bush Turnpike
HOV 2+ $ 1.75
$ 3.50
HIGHER RATES FOR NO TAG OR LARGER VEHICLES

(1) Toll rate cap at 2024

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36

TOLL ROADS | NTE, LBJ & NTE 35W

Revenue Structure

Toll revenues (approx. 99% of total revenues):

- **NTTA (North Texas Tollway Authority)** bills customers and performs collection services on behalf of the Concession Company with collection risks fully borne by NTTA, which pays within 2-3 business days after the transaction files are received from the Concession Company.
- **The Concession Company** invoice TxDot for 50% of the cost of HOV that was not billed to the users.

Other revenues (less than 1% of total revenues):

- Consists of reimbursements for accident-related damages.


POPULATION GROWTH
GDP GROWTH
TRAFFIC CONGESTION
SOFT CAP LINKED TO INFLATION
MANDATORY MODE EVENTS
TRAFFIC MIX
PRICING FLEXIBILITY
TO MANAGE DEMAND & MANTAIN A LEVEL OF SERVICE
Main revenue drivers


Toll revenue per transaction ($ mn)
NTE
+13.4% CAGR
3.9
7.3
2018
2023
LBJ
+9.5% CAGR
2.8
4.4
2018
2023
NTE 35W
+24.1% CAGR
1.9
5.6
2018
2023

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37

TOLL ROADS | NTE, LBJ & NTE 35W

Contractual payments to the Department of Transportation (DOT)

Revenue share

- Requirement under the Concession Agreement.
- Compares cumulative actual revenues with "Revenue Bands" defined at Financial Close.
- Progressive sharing (from 0% to 75%) of cumulative actual revenue that exceeds such bands.
- If the operating period in the first or last calendar year is less than a full calendar year, the applicable amounts of the Revenue Band floors and ceilings will be adjusted pro rata based on the number of operating days[1].


% of excess accum. revenue (gap) to be shared with the DOT
75%
50%
25%
12.5%
0%
Accumulated revenues
No revenue sharing
Will share % of excess revenue (gap)

More Information:

- **NTE:** North Tarrant Express - CDA Exhibit 7 - Compensation Terms (txdot.gov)
- **LBJ:** 07_0909.pdf (state.tx.us)
- **NTE 35W:** North Tarrant Express Segments 3A, 3B, and 3C - A&R Facility Agreement - Exhibit 7 - Compensation Terms (txdot.gov)

Refinancing gain

- TxDOT's right to a portion of any Refinancing Gain, and to a potential gain from an Initial Financing.
- Calculation Methodology: Net Present Value (NPV) of the variance between the dividends of the pre-refinancing structure and that of the new financial structure at the refinancing date. In the event of a positive NPV, a certain percentage of the gain will be shared with TxDOT.

PERCENTAGE SHARING:

- **NTE:** 75% of any Refinancing Gain from a Refinancing using credit assistance under the TIFIA and PABS commitment and 50% of any other Refinancing Gain.
- **LBJ:** 75% of any Refinancing Gain from a Refinancing using credit assistance under the TIFIA and PABS commitment and 50% of any other Refinancing Gain.
- **NTE 35W:** 50% of any Refinancing Gain.

Wishbone Facility Revenue Share

- The LBJ Wishbone Facility is not part of the Project but serves as an additional interchange facility for the Project Managed Lanes and its operation resulted in an increase in revenues.
- TxDOT has the right to a 50% share of the net proceeds of the transactions recorded at Wishbone Toll Gantries

2023 Payments to TxDOT:

- Revenue Share: 6.2 M$ NTE 35W
- Refinancing gain: 2.9 M$ NTE – 17.1 M$ NTE35W
- Wishbone Revenue Share: 4.0 M$ LBJ


Simplified Wishbone Diagram
Configuration after May 2017
N
I-35E
ML
GP
Wishbone NB
Wishbone SB
LBJ Gantry (15D)
TxDOT Gantry
I-635
LBJ Seg. 1
LBJ Traffic Counters
LBJ Gantries (1A, 1B, 2)

(1) Calculation examples for revenue share & refinancing gain are included in the investor Excel file available at www.ferrovial.com

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38

TOLL ROADS | **NTE, LBJ & NTE 35W**

Dividends & Financial Structure

Dividends distributions usually linked to FCF generation.

- NTE & LBJ: First dividend cannot be made before the 5th anniversary of the Substantial Completion Day.
- NTE 35W: First distribution to the Shareholders cannot be made prior to Service Commencement of the Segment 3C Facility.

		North Tarrant Express (NTE)	Lyndon B Johnson (LBJ)	North Tarrant Expres (NTE35W)
EQUITY	**Total / Disbursed**	**$426 M / 100%**	**$672 M / 100%**	**$591 M / 100%**
DIVIDENDS	**Total / Cintra**	**$779 M / $491 M**	**$723 M / $395 M**	**$505 M / $271 M**
DSCR	**Lock up**	**1.20x**	**1.20x**	**1.30x**
RATINGS	**Fitch/Moody´s/DBRS**	**BBB / Baa1 / -**	**BBB / Baa2 / -**	**BBB+ / Baa1 / -**
DEBT	**Total Principal**	**$1,600 M**	**$1,996 M**	**$1,557 M**
	Weighted Avg Rate (Total)	4.46%	4.03%	4.67%
SENIOR DEBT	**Principal**	**$1,600 M**	**$1,160 M**	**$1,026 M**
	Principal	2019 $209.1M	2020 $538M	PABs $265.9M
	Coupon rate	4.00%	4.00%	5.35%
	Maturity	2030-2036	2030-2040	2033-2043
	Principal	2019 $122.7M		$106.5M / $221M
	Coupon rate	5.00%		5.30%
	Maturity	2037-2039		2028
	Principal	2019 (Taxable) $871.1M	2020 (Taxable) $7M	
	Coupon rate	3.92%	2.75%	
	Maturity	2040-2049	2026	
	Principal	2023 Bonds $397.3M	2021A Bonds $608.5M	PABs $653.9M - 3C
	Coupon rate	5.50%	3.80%	5.00%
	Maturity	2052-2058	2050-2057	2047-2058
SUB DEBT / TIFIA	**Principal**		**$835.6M TIFIA**	**$531.0M TIFIA**
	Withdrawn (Ppal+Capit)		$835.6M TIFIA	$563m
	Interest rate		4.22%	3.84%
	Maturity		2035-2050 (1)	Up to 2030 (1)
	Principal		**$6.9M CAPEX FACILITY**	
	Interest rate		4.51%	
	Maturity		2027	

BOND MATURITY SCHEDULE ($mn)


NTE
2019A PABs
2019B Taxable
2023 PABs
LBJ
2020B Taxable
2020A PABs
2021A Bonds
TIFIA
Capex Facility
35W
TIFIA + CAP. INT.
2019 PABs
2023 PABs
2023 Bonds

NTE: see NTE's Official Statement, available at https://emma.msrb.org/EP367750-EP288778-EP684048.pdf, for further information
LBJ: see LBJ's Official Statement, available at https://emma.msrb.org/EP445713-EP348800-EP745641.pdf, for further information
NTE 35W: see NTE35W's Official Statement, available at https://emma.msrb.org/ER1241548-ER971456-ER1372379.pdf, for further information

(1) Transportation Infrastructure Finance and Innovation Act (TIFIA) program provides credit assistance for qualified projects of regional and national significance in the US. Repayments depend on performance.

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39

TOLL ROADS | NTE, LBJ & NTE 35W

NTE - Mandatory Capacity Improvements

TYPICAL SECTION
SEGMENT 1


FRONTAGE ROAD
EB GPL
EB ML
WB ML
WB GPL
FRONTAGE ROAD

TYPICAL SECTION
SEGMENT 2


FRONTAGE ROAD
EB GPL
EB ML
WB ML
WB GPL
FRONTAGE ROAD

- Contractual obligation to design and build of the Mandatory Capacity Improvements once certain revenue thresholds are met.
- The project consist of the addition of 1 GPL per direction on segment 1 and 1 ML per direction on Segment 2.
- Given the asset's positive performance, the obligation to execute this extension was triggered in 2023.
- Construction period: 2023 – 2027.
- Total investment of $355M.
- NTE has issued $414mn(1) using Private Activity Bonds (PABs), at 5.5%.

Texas Private Activity Bond Surface Transportation Corporation (msrb.org)


SEGMENT 1
SEGMENT 2
Riverside Dr.
0 mile
N Beach St.
0.9 mile
US-377
2.4 mile
Rufe Snow Dr.
3.8 mile
SH-26
5.2 mile
Bedford Euless Rd
0 mile
Precinct Line Rd
0.7 mile
Brown Trail
2.4 mile
Central Dr.
4.0 mile
Industrial Blvd.
5.2 mile

EXISTING	GPL:2+2 ML:2+2		GPL:4+4 ML:2+2
PROPOSED	**GPL:3+3** ML:2+2		GPL:4+4 **ML:3+3**

(1)MCI $355mn, Major Maintenance - Renewal work $51mn, Issuance Costs $5mn, Underwriters 'discount $2mn and other adjustments $2mn ferrovial

40 » Project Description: The Concession will be responsible to design, build, operate and maintain an additional GPL per direction of segments 3A3B. TxDOT will fully fund the investment and, it will compensate for any revenue loss derived from the construction works or/and the capacity increase, according to a formula included in the contract. » Construction trigger: • TxDOT’s discretionary decision. • In the event that the DOT exercises its option to require the Company to build the GP Capacity Improvements, the Company is required to achieve Service Commencement by no later than December 31, 2030 (or any other date determined by the DOT). NTE35W - Mandatory Capacity Improvements TOLL ROADS | NTE, LBJ & NTE 35W NTE 35W - 3A 3B 3C-THE GOLDEN TRIANGLE BRAIDED RAMPS » Project Description: Construction of two bridges and related elements for the connection of the GPL and ML’s in both directions (north/south) in the section between Golden Triangle Boulevard and Keller Hicks Road. The construction of these “braided ramps” will lead to the elimination of current access points and the construction of new ones to improve connectivity. The Concession will be responsible for the design, construction, operation and maintenance costs, as well as financing the Project. » Construction Trigger: The construction trigger is activated if for 20 consecutive business days, during peak hour the speed of the GPL goes under 40 miles per hour. The construction period once the trigger has been activated is 18 months, which could be agreed between TxDOT and the Concession. » Project Description: Construction of 1 additional GPL per direction. The Concession will be responsible for the design, construction, operation and maintenance. » Construction trigger: • TxDOT’s discretionary decision. • In the event that the DOT exercises its option to require the Company to build the GP Capacity Improvements, the Company is required to achieve Service Commencement by no later than January 1, 2040. • In the event of earlier/later request, there will be a compensation according to a formula determined by the contract. 3C More information: Texas Private Activity Bond Surface Transportation Corporation (msrb.org) North Tarrant Express 35W Highway - Ferrovial

41 WEB PAGE https://emma.msrb.org/Home/Index • NTE: https://emma.msrb.org/IssueView/Details/ES398761 • 35W: https://emma.msrb.org/IssueView/Details/ER392132 • LBJ: https://emma.msrb.org/IssueView/Details/P1404295 Reported information » Audited Financial Statements. » Unaudited Quarterly Financial Statements. » Budget: includes an operating plan, P&L, income and expense details, fixed asset investment and cash flow. » Quarterly Income and Operations Report: monthly traffic and revenue information compared to budget and comments, quarterly profit and loss compared to budget and comments and fixed asset investment compared to budget and comments. » Rating Agency Reports: credit opinion, credit reaffirmation, or change in credit rating for the concession. » Other relevant information. Information » The information to be reported is set forth in rule 15c2-12 "Municipal securities disclosure" of the Exchange Act. » In the case of the Dallas concessions, it is found in the "Debt Agreement" of each issuance. » More information is available in the TEXpress Lanes webpage: LBJ, NTE & NTE 35W TEXpress Lanes » Concession agreements are available on Ferrovial website, including exhibits: • NTE, Dallas - Fort Worth - Ferrovial • LBJ Express, TX - Ferrovial • North Tarrant Express 35W Highway - Ferrovial Public Information TOLL ROADS | NTE, LBJ & NTE 35W EMMA (Electronic Municipal Market Access System)

I-66 Northern Virginia

43 » I-66 is the main east-west interstate highway in Northern Virginia connecting Washington DC and Arlington with the Northern Virginia suburbs. » Design & Construction of 2 Express Lanes and modification of the existing design to accommodate 3 general purpose lanes in each direction. » Directional traffic in the West. In the East, heavy traffic in both directions with significant congestion during peaks. I- 66 serves a growing number of logistics businesses along the corridor » Congestion expected to increase by 48% in 20451 KEY Source: MWCOG Cooperative Forecast Round 9.2 Population Change from 2020 to 2045 Overview TOLL ROADS | I-66 Serving one of the highest-income suburbs in the US (1) TBP and COG Scenario Study Findings (2022), p. 12

44

TOLL ROADS | I-66

Pricing framework

Toll rate mechanism

The 66 Express Lanes offer a dynamic pricing system that adjusts toll rates based on real-time traffic conditions and demand. This dynamic system is designed to prevent congestion, keep traffic flowing in the express lanes at minimum speeds of 55 mph.

When demand increases, tolls adjust upward, but as traffic lessens, tolls on the 66 Express Lanes are lowered. This allows drivers to decide when to take advantage of the 66 Express Lanes, making it the best option for those seeking a faster and more efficient route.

Fees and charges associated with travel on the highway
Make a Payment · Customer Self-Service (powerappsportals.com)

Fee structure

Transponder/tag (pre-paid): If a vehicle is equipped with a transponder/tag, the driver will pay the price on the sign and no additional fees[1].

Exempt vehicles: Police, bus, concession-owned vehicles, and first responders drive for free.

Truck Multiplier: Pay a fixed multiplier of the price on the sign based on vehicle classification. There is minimum toll factor of 3x at off peaks & 5x at peaks, with freedom to set multipliers above that. Currently toll factors up to 6x during non-peak hours & 8x during peak hours.

Video surcharge: If vehicle has no tag or an invalid tag, the driver will pay the toll amount plus administrative fees.

HOV Discount: Per VDOT policy, toll-free travel is given to non-commercial vehicles with 3+ passengers that have a E-ZPass Flex transponder set on HOV-On.

Toll Collection: E-Zpass customer related transactions are paid by VDOT and video transactions are collected directly from the customers.

(1) If drivers don't have a transponder, or their accounts lack sufficient funds, they'll have five days to pay before an invoice is sent and administrative fees begin to accrue

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45

TOLL ROADS | I-66

Revenue structure

Toll revenues (approx. 96% of total revenues):

- **Transponder/tag customers**: I-66 collects 100% of revenue from VDOT.
- **Video customers** (vehicles without a transponder): I-66 EMP directly bills and performs collection services, and bears the risk related to collecting revenue from video trips.

Other revenues (approx. 4 % of total revenues):

- Consists of reimbursements for accident-related claims.


POPULATION GROWTH
GDP GROWTH
TRAFFIC CONGESTION
UNCAPPED FREEDOM TO SET TOLL RATES
TRAFFIC MIX
PRICING FLEXIBILITY
TO MANAGE DEMAND & MANTAIN A LEVEL OF SERVICE
Main revenue drivers

Toll revenue per transaction ($ mn)


4.2
6.2
+47.6% Q4 vs Q1
1Q 2023
4Q 2023

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46

TOLL ROADS | I-66

Contractual payments to the Department of Transportation

Revenue share

- Requirement under the Concession Agreement.
- Compares the Net Present Value of actual cumulative revenues from the opening date, with specific "NPV Bands" defined at Financial Close.
- Whenever the Net Present Value of actual cumulative revenues exceeds such NPV Bands, revenue will be shared.
- The five NPV Bands were defined as the Net Present Value as of Financial Close of the projected revenues for each of these upside revenue scenarios.
- Such NPV Bands were later incorporated in the Concession Agreement and are fixed and not subject to adjustments since then.

	Sharing
	0%
1st Band	10%
2nd Band	20%
3rd Band	30%
4th Band	40%
5th Band	50%

Transit funding payments

- Dedicated to operate Virginia's transit system.
- Payments started in 2021. Total Payments amount to 1,517M$ (nominal terms) over the life of the concession. Total paid 54M$ as of 2023.
- Shall be payable after debt service and reserve accounts and will be subject to lockup provisions required in the TIFIA loan agreement, but prior to Support for Corridor Improvements and prior to Distributions.
- If funds are insufficient to make a scheduled payment at the time it is due, the scheduled payment, or any unpaid portion will be considered past due and will remain due and payable without interest.

Support for corridor improvements

- Used by VDOT to cover improvements in the corridor at its discretion. Payments should start in 2056. (Using base date of November 15, 2020 and a discount rate of 6.14 percent, the present value of the Support for Corridor Improvements must total $350 million).
- Priority of such payments is after "Lender-related requirements (except voluntary prepayments)" and Transit Funding Payments, but prior to Distributions.
- If funds are insufficient to fully pay required Support for Corridor Improvements, the Developer must provide a detailed calculation and explanation to the Department.
- Any unpaid balance remaining at the end of the Term shall be cancelled and no longer an obligation of the Developer under the Agreement.

Refinancing gain

- DOT's rights to a portion of any Refinancing Gain, and to a gain from an initial Financing.
- Calculation Methodology: Net Present Value (NPV) of the variance between the dividends of the pre-refinancing structure and that of the new financial structure at the refinancing date. In the event of a positive NPV, a certain percentage of the gain will be shared with VDOT.

PAYMENT, Developer shall pay to the department:

- 50% of any Refinancing Gain from a Refinancing that is not an Exempt Refinancing.

More Information:
Comprehensive-Agreement.pdf (virginia.gov)
Exhibit_J_66.pdf (virginia.gov)

Note: Calculation examples for revenue share & refinancing gain are included in the investor Excel file available at www.ferrovial.com

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47

TOLL ROADS | I-66

Dividends & Financial Structure

		I-66 NORTHERN VIRGINIA
EQUITY	**Total / Disbursed**	**$1,523 M / 100%**
DIVIDENDS	**Total / Cintra**	**$0 M**
DSCR	**Lock up**	**1.30x**
RATINGS	**Fitch/Moody´s/DBRS**	BBB / Baa3 / -
DEBT	**Total Principal**	**$1,966 M**
	Weighted Avg Rate (Total)	3.57%
SENIOR DEBT	**Principal**	**$737 M**
	Coupon rate	5.00%
	Maturity	2047-2056
SUB DEBT / TIFIA	**Principal**	**$1,229 M**
	Withdrawn (Principal + Capit.	$1,368 m
	Interest rate	2.80%
	Maturity	Up to 2057*

- Distributions to shareholders cannot be made before the 5th anniversary of Substantial Completion (Nov. 2022).
- If the Developer elects an early Debt Service Payment Commencement Date, distributions can be made on the first anniversary of this date, once the Developer has paid all TIFIA Debt Service due and payable on the three most recent Debt Semi-Annual Payment Dates.

BOND MATURITY SCHEDULE ($mn)


I-66
60
50
40
30
20
10
0
PABs Series 2017
TIFIA + CAP. INT.

*TIFIA facility has intermediate amortizations, depending on performance.

Virginia Small Business Financing Authority (msrb.org)

ferrovial

48 WEB PAGE https://emma.msrb.org/Home/Index https://emma.msrb.org/IssueView/Details/ES381888 Information » The information to be reported is set forth in rule 15c2- 12 "Municipal securities disclosure" of the Exchange Act. » In the case of the I66 concession, it is found in the “Continuing Disclosure agreement”. » More information is available in the I-66 webpage: Home - 66 Express Outside the Beltway (ride66express.com) » Concession agreement is available on Ferrovial website, including exhibits: I-66 Outside the Beltway, VA - Ferrovial Reported information » Audited Financial Statements. » Unaudited Quarterly Financial Statements. » Quarterly Income and Operations Report: monthly traffic and revenues information compared to budget, quarterly profit and loss compared to budget and comments and fixed asset investment compared to budget and comments. » Rating Agency Reports: credit opinion, credit reaffirmation, or change in credit rating for the concession. » Other relevant information. Public information EMMA (Electronic Municipal Market Access System) TOLL ROADS | I-66

I-77 Charlotte | North Carolina

50 Davidson Uptown Charlotte I-77 Lake Norman Mooresville Overview TOLL ROADS | I-77 Expected % Population growth from 2015 to 2045 1 N o C h a n g e 0 % t o 1 0 0% 1 0 1 % t o 2 0 0 % G r e a t e r t h a n 2 0 0 % C R T P O P l a n n i n g A r e a A key growth enabler for Charlotte region » I-77 is a high-growth corridor that connects Charlotte with its dynamic northern suburbs » Express lanes opening since the end of 2019 has improved speed across the entire corridor » It serves a mix of local and long-distance interstate trips » Rapid growth anticipated along the corridor with no real alternative routes » 50% of roads in the region expected to be over capacity by 20402 (1) Charlotte Regional Transportation Planning Organization (CRTPO), 2045 Metropolitan Transportation Plan (2018), p. 55 (2) CRTPO, 2045 Metropolitan Transportation Plan (2018), p. 153

51 Historical financial figures TOLL ROADS | I-77

52 (1) Although trucks were not part of the original concession agreement, a pilot program was agreed with NCDOT (North Carolina Department of Transportation) to allow them to use the Managed Lanes. This program expires in September 2024 and we intend to negotiate an extension with NCDOT. I-77 High Occupancy Toll Lanes (ncdot.gov) Microsoft Word - 20240110 DRAFT Amendment 12 to the CA - rev 1 (ncdot.gov) Pricing framework TOLL ROADS | I-77 Dynamic pricing system that adjusts toll rates based on real-time traffic conditions and demand. This dynamic system is designed to prevent congestion, keep traffic flowing in the express lanes at minimum speeds of 45 mph. When demand increases, tolls adjust upward, but as traffic lessens, tolls on the I-77 Express Lanes are lowered. This allows drivers to decide when to take advantage of the Express Lanes, making it the best option for those seeking a faster and more efficient route. Freedom to set toll rates with no cap, I77 must notify NCDOT 30 days in advance the proposed max and min rate. Fees and charges associated with travel on the highway: Home - I77 Express Lanes Toll rate mechanism Fee structure NC QUICK PASS (PRE-PAID): If vehicle is equipped with an electronic tag driver will pay the price on the sign and no additional fees. Customers with a NC Quick Pass account save 35% on tolls. BILL BY MAIL: Users without NC Quick Pass will be billed using a license plate toll collection system that captures images of the vehicle and bills the registered owner. Customers receive an invoice mailed to the address the vehicle is registered to through their state’s DMV. The unpaid toll transactions will be subject to processing fees and civil penalties on following invoices and may be sent to collections. HOV DISCOUNT: pre-declared HOV’s 3+ are entitled to a 100% discount. EXTENDED VEHICLES*: 2-axle vehicles with more than 22ft or 2-axle vehicles carrying a one-axle trailer. The current multiplier is 2x during off-peak periods and 3x during peak times. (I-77 do not need approval from NCDOT for modifying the multiplier, always maintaining a number lower than 4x). EXEMPT VEHICLES: Police, highway patrol, medic, fire, transit, concession owned vehicles and motorcycles. TOLL COLLECTION: Transaction files and an invoice are sent to NCTA each weekday for payment, which are then due within five business days.

53

TOLL ROADS | I-77

Revenue structure

Revenue structure

Toll revenues (approx. 99% of total revenues):

- » NCDOT bills customers and performs collection services on behalf of the Concession Company. Collection risk is fully borne by NCDOT, which pays within 5 business days after the transaction files are received from the Concession Company.

Other revenues:

- » NCDOT makes an Annual O&M Payment to the Company ($1 million, adjusted for CPI) for the performance of routine & planned maintenance in the general-purpose lanes.
- » Reimbursements for accident-related damages.


POPULATION GROWTH
GDP GROWTH
TRAFFIC CONGESTION
UNCAPPED FREEDOM TO SET TOLL RATES
TRAFFIC MIX
PRICING FLEXIBILITY
TO MANAGE DEMAND & MANTAIN A LEVEL OF SERVICE
Main revenue drivers

Toll revenue per transaction ($ mn)


+40.1% CAGR
0.8
2.2
2020
2023

ferrovial

54

TOLL ROADS | I-77

Contractual payments to the Department of Transportation

Revenue share

- Requirement under the Concession Agreement.
- Compares cumulative actual revenues from the opening date with "Revenue Bands" defined at Financial Close.
- Progressive Sharing (from 0% to 75%) of cumulative actual revenues that exceeds such bands.
- If the operating period in the first or last calendar year is less than a full calendar year, the applicable amounts of the Revenue Band floors and ceilings will be adjusted pro rata based on the number of operating days.



% of excess accum. revenue (gap) to be shared with the DOT
75%
50%
25%
12.5%
0%
Accumulated revenues
No revenue sharing
Will share % of excess revenue (gap)

More Information:

I-77 Executed Comprehensive Agreement (ncdot.gov)

Microsoft Word - 20240110 DRAFT Amendment 12 to the CA - rev 1 (ncdot.gov)

Refinancing gain

- NCDOT's right to a portion of any Refinancing Gain, including a gain from an Initial Financing.
- Calculation Methodology: Net Present Value (NPV) of the variance between the dividends of the pre-refinancing structure and that of the new financial structure at the refinancing date. In the event of a positive NPV, certain percentage of the gain will be shared with NCDOT.
- Payment to the DOT: 50% of any Refinancing Gain from a Refinancing that is not an Exempt Refinancing.

User Classification for Extended Vehicles

- Although trucks were not part of the original concession agreement, a pilot program was agreed with the NCDOT to allow them to use the Managed Lanes.
- This program expires in September 2024 and we intend to negotiate an extension with NCDOT.
- NCDOT´s right a 50% of the net amount of: Extended Vehicle Transponder Toll Rate less Transaction Fees, Variable Fees, Pass Through Fees and discounts applied by Developer in the Transaction file applicable to the Toll Segment associated with the Transaction.

Note: Calculation examples for revenue share & refinancing gain are included in the investor Excel file available at www.ferrovial.com ferrovial

55 North Carolina Department of Transportation (msrb.org) TOLL ROADS | I-77 (1) TIFIA facility has intermediate amortizations, depending on performance. Dividends & Financial Structure BOND MATURITY SCHEDULE ($mn) • First distribution to the Shareholders cannot be made before the 5th anniversary of the Substantial Completion Day (2019). • Unless the Concession chooses the option of a TIFIA Optional Capitalized Interest Prepayment Commencement Date and those Prepayments are made in full. I-77 NORTH CAROLINA EQUITY Total / Disbursed $248 m / 100% DIVIDENDS Total / Cintra $0 m DSCR Lock up 1.30x RATINGS Fitch/Moody´s/DBRS BBB / - / BBB Total Principal $289 M Weighted Avg Rate (Total) 3.65% Principal $100 M Coupon rate 5.00% Maturity $20M 2025-2037 $80M 2050-2054 Principal $189 M Withdrawn (Ppal+Premium/D $221 m Interest rate 3.04% Maturity Up to 2053* DEBT SENIOR DEBT TIFIA 1

56 WEB PAGE https://emma.msrb.org/Home/Index https://emma.msrb.org/IssueView/Details/ER368770 Information » The information to be reported is set forth in rule 15c2-12 "Municipal securities disclosure" of the Exchange Act. » In the case of the I77 concession, it is found in the “Continuing Disclosure agreement”. » More information is available in the I-77 webpage: Home - I77 Express Lanes » Concession agreement is available on Ferrovial website, including exhibits: I-77 Express Lanes, Charlotte, North Carolina – Ferrovial Reported information » Audited Financial Statements. » Unaudited Quarterly Financial Statements. » Budget: includes P&L, income and expense details, fixed asset investment and cash flow. » Quarterly Income and Operations Report: monthly traffic and sales information compared to budget and comments, quarterly profit and loss compared to budget and comments and fixed asset investment compared to budget and comments. » Rating Agency Reports: credit opinion, credit reaffirmation, or change in credit rating for the concession. » Other relevant information. Public information EMMA (Electronic Municipal Market Access System) TOLL ROADS | I-77

IRB Infrastructure Developers LTD

58 IRB investment rationale TOLL ROADS | IRB INFRASTRUCTURE DEVELOPERS, LTD • Value creation in selected investments outside North America where FER can find high long-term growth prospects • Population growth expected to lead the largest middle class in the world • One of the biggest toll road concession market in the world • IRB is one of the best positioned companies to capture India's future growth » In-house EPC capabilities to develop greenfield projects » One of the largest highway infrastructure players in India with a 26-project portfolio and footprint in 12 States Agreement to acquire a 24.0% stake in IRB Infrastructure Trust1 24.9% stake in IRB Infrastructure Developers1 (1) Both investments are consolidated in Ferrovial’s accounts through equity method

59

TOLL ROADS | IRB INFRASTRUCTURE DEVELOPERS, LTD

Company Overview

Shareholder structure

IRB Holding + Promoter Entities	Other institutions and public	cintra	GIC
34.39%	23.81%	24.86%	16.94% GIC's public fund owns additional c.3% stake



1977
Ideal Road Builders incorporated
IRB
1995
Length: 96 LKM Cost: USD 12mn
1st BOT venture (Thane – Bhiwandi bypass Phase 1)
2004
Length: 1,014 LKM Cost: USD 156mn
Mumbai Pune project 1.0
2008
Raised USD 114mn through IPO
IRB
Successful launch of IRB Infrastructure Developers Limited IPO
2016
Length: 1,972 LKM Cost: USD 565mn
Six laning of Kishangarh – Udaipur – Ahmedabad section of NH8 / 79 / 79A (3 Pkgs)
2017
Raised USD 602 mn
IRB
IRB INVIT FUND
India's 1st public InvIT
2018
Length: 1,168 LKM Cost: USD 1,083mn
New BOT projects and foray into HAM projects
2020
Length: 1,234 LKM Cost: USD 132mn
GIC
Raised USD 481m from GIC (49%) in private InvIT
IRB
Pvt. InvIT
Private InvIT, Mumbai Pune 2.0 (TOT), Vadodra Mumbai Expressway (HAM)
2021
Length: 1,396 LKM Cost: USD 1,299mn
Raised USD 638mn from GIC and Cintra
cintra
GIC
Equity investment from GIC and Cintra
Palsit Dankuni (BOT), Pathankot Mandi (HAM), Chittoor Thachur (HAM), pkg 1 of Ganga Expressway (BOT)
2023
Length: 3,514 LKM Cost: USD 2,118mn
Six laning of Samakhiyali Santalpur Section of NH-27
Nehru Outer Ring Road in Hyderabad . 158 Km TOT project
Lalitpur Lakhnadon TOT – 12
Gwalior Jhansi & Kota Bypass TOT - 14
IRB
1st Private InvIT in India listed on NSE
Constantly enhancing capabilities to undertake larger and more complex projects, across BOT, TOT and HAM

BOT: Build-Operate-Transfer - HAM: Hybrid Annuity Model - TOT: Toll, Operate and Transfer

Information provided by IRB Corporate Presentation – IRB Infrastructure Developers Ltd.

ferrovial

60 » Focus on developing BOT projects, which offer high return potential. Experienced EPC player with a strong track record of developing roads; well positioned to take construction and traffic risk associated with such projects. » Assets are located in states with high gross state domestic product and healthy traffic growth potential. Asset description TOLL ROADS | IRB INFRASTRUCTURE DEVELOPERS, LTD Note: see IRB, Projects, available at https://www.irb.co.in/home/projects/ & Corporate Presentation September 2023, p. 9, available at https://www.irb.co.in/home/wp-content/uploads/2023/10/IRB_Investor-Presentation_-Q2FY24_Final.pdf

61 1. Distributions includes interest payment, return of capital and dividend. Asset description TOLL ROADS | IRB INFRASTRUCTURE DEVELOPERS, LTD Private Invit IRB 51%, GIC 25%, Cintra 24% 15

62 Asset description TOLL ROADS | IRB INFRASTRUCTURE DEVELOPERS, LTD IRB Holdco – Healthy mix BOT, TOT, HAM BOT (Build-Operate-Transfer) Private operator finances, builds, and manages the road with traffic risk. TOT (Toll-Operate-Transfer) • Operational highway projects are given on a long-term lease to private entities on a long-term concession basis against an upfront payment. • During the concession period, the operator collects user fee and retains the traffic risk. HAM (Hybrid-Annuity Model) • The Concession receives semi-annual payments by the Government for maintenance Works. • The traffic risk is borne by the Government who collects the tolls. • The Government covers 40% of total cost paid, while the Contractor anticipates 60% remaining. Once the road is operational, the Government starts repaying through semi-annual payments.

63

TOLL ROADS | IRB INFRASTRUCTURE DEVELOPERS, LTD

Asset description

Public InvIT (Portfolio of 6 Assets)

- Listed in May-2017 with initial portfolio of six operational assets; seventh asset was transferred in Sep-2017.
- Two assets were successfully completed and handed back to the authority. One HAM asset acquired in Oct-2022.
- BOT-Toll assets with proven traffic history and spread across different states incl. Maharashtra, Rajasthan, Karnataka, Punjab & Tamil Nadu.
- Presence across key highway stretches in India; four assets part of Golden Quadrilateral corridor with one asset on the East-West corridor.
- Remaining concession life of 16 years.

Asset overview

S. No.	Project	Project cost (INR mn)	Lane KM	Status
1	Talegaon - Amravati	8,880	267	Operational
2	Amritsar Pathankot	14,450	410	Operational
3	Jaipur Deoli	17,330	595	Operational
4	Tumkur Chitradurga	11,420	684	Operational
5	Omallur - Salem - Namakkal	3,080	275	Operational
6	Vadodara - Kim (HAM)	20,940	190	Operational


Fund structure
Investor in units of trust
Quarterly distribution
Invests in units
Distributes minimum 90% of NDCF
IDBI Trusteeship Services (Trustee)
IRB Infrastructure Pvt Ltd (Investment manager)
IRB InvIT Fund (Sponsor to hold minimum 15%)
Quarterly distribution
IRB Infrastructure Developers Ltd (Project manager)
Invests in equity and debt
Distributes minimum 90% of NDCF[1]
O&M
Project assets

64 Asset description TOLL ROADS | IRB INFRASTRUCTURE TRUST IRB Infrastructure Trust (Private Invit) - Capital Structure Portfolio of 12 BOT and 3 TOT toll road concessions

Other Assets 65

66

TOLL ROADS | OTHER ASSETS

Summary

TOTAL INVESTED EQUITY IN OTHER ASSETS 365 M€

	Ferrovial's Interest	Dividends and capital returns (M€)	Invested equity (M€)	Committed equity (M€)	Kms (highway length)/ Lots (3)	Concession term	Remaining life	Type of asset	Opening date	Construction Kms	Membership interest
Canada											
407 EDG + OM&R	50.00%	15.0	8.0		35.0	2012-2045	22	Availability Payment	June 2016		AtkinsRéalis Canada Inc: 50%
407 East Phase 2 +O&M	50.00%	8.4	10.6		32.5	2015-2047	24	Availability Payment	December 2019		CRH Canada Group Inc: 50%
Spain											
Autema (S. Cugat-Tarrasa-Manresa)	76.28%	373.1	63.7		48.3	1986-2036	13	Traffic risk	T-M:Jun-89 / S-T: Sept-91		Acesa: 23,7%
A66 - Benavente - Zamora	25.00%	20.0	11.5		49.0	2012-2042	19	Availability Payment	May 2015		Meridiam: 50%; Acciona: 25%
Serranopark	50.00%	3.8	21.0		3,297	2008-2048	25	Off-Street/Residents	March 2011		Iridium: 50%
Aravia	100.00%	95.3	32.0		107.2	2007-2026	3	Traffic risk	December 2007		F.Construcción: 55%; Cintra: 30%; Ferrovial S.A: 15%
Emesa & Calle M-30	10.00%	171.4			32.3	2005-2025	2	Availability Payment	October 2005		Ayuntamiento Madrid: 80%; Iridium: 6,6%; API: 3,4%
Portugal											
Vialivre	84.04%	15.9	0.0		174.5	n.a.	n.a.	Toll collector	October 2010		Otros (Socios locales portugueses): 15,96%
UK											
M8-M73-M74	20.00%	7.8	9.1		28.6	2014-2047	24	Availability Payment	June 2017		Meridiam: 30%; PIP: 30%; Amey/Dalmore: 20%
Silvertown Tunnel	22.50%		0.0	26.6	1.4	2019-2050	27	Availability Payment	Under construction (2025)	1	Aberdeen: 45%; BAM: 22,5%; SK:10%
Ireland											
M4-M6 Kilcok-Kinnegad	20.01%	19.9	28.1		37.0	2003-2033	10	Traffic risk	December 2005		Semperian: 79,99%
M3 Clonee - Kells	20.01%	33.7	52.4		50.0	2007-2052	29	Availability Payment	June 2010		Semperian: 79,99%
Colombia											
Ruta del cacao (BBY)	30.00%		58.7		151.6	2015-2040 (2)	17	Availability Payment	Under construction (2023)	16	John Laing: 30%; Colpatria: 20%; Ashmore: 20%
Slovakia											
D4-R7	35.00%	1.7	30.3		59.1	2016-2050	27	Availability Payment	Opening October 2021. Final Occupation Permit (FOP) expected December 2024		Dalmore: 35%; Aberdeen: 20%; Porr: 10%
Australia											
Western Roads Upgrade (OSARs)	50.00%	10.6	27.8		240.0	2018-2040	17	Availability Payment	Opening October 2021. Final acceptance March 2023		Plenary: 50%
Toowoomba (Nexus)	40.00%	9.8	11.3		41.0	2015-2043	20	Availability Payment	September 2019		Plenary: 40%; Acciona: 20%

ferrovial

Airports

AIRPORTS

68

Ferrovial is one of the world's leading private airport investors and operators

6 AIRPORTS LOCATED IN UK, US & TURKEY

€1.5bn DIVIDENDS 2013-2023

10% ANALYSTS' VALUATION 2023[1]

- Focus on **North America & Europe**
- Relationship investments through **bilateral transactions**
- **Growth opportunities** where Ferrovial's capabilities can be an advantage
- **Risk adjusted** approach to returns
- Focus on **terminal related opportunities in the US and Secondary sales in Europe**

JFK, NEW TERMINAL ONE (NTO) New York, USA	**49% STAKE** EQUITY CONSOLIDATED	**36 YEARS** CONCESSION TO BUILD, OPERATE & MAINTAIN (2060), TO OPEN IN 2026		**USD1.14B** FERROVIAL'S COMMITTED EQUITY INJECTION
HEATHROW[2] London, UK	**25% STAKE** EQUITY CONSOLIDATED	**FREEHOLD** NO CONCESSION PERIOD	**REGULATED ASSET**	**79.2MN** PASSENGERS IN 2023
AGS - ABERDEEN, GLASGOW & SOUTHAMPTON United Kingdom	**50% STAKE** EQUITY CONSOLIDATED	**FREEHOLD** NO CONCESSION PERIOD		**10.4MN** PASSENGERS IN 2023
DALAMAN AIRPORT Turkey	**60% STAKE** FULLY CONSOLIDATED	**18 YEARS** CONCESSION (2042)		**5.2MN** PASSENGERS IN 2023

(1) Analysts' consensus valuation as of December 2023, those valuations are based on external assumptions and expectations.

(2) On November 28, 2023, we announced the planned divestment of our stake in Heathrow airport. For further details on this potential divestment, see Ferrovial, Ferrovial announces agreement to sell its stake in Heathrow, subject to certain rights of other shareholders, available at https://newsroom.ferrovial.com/en/press_releases/ferrovial-announces-agreement-to-sell-stake-heathrow/.

ferrovial

69 Contents 1 New Terminal One - JFK 2 Heathrow Airport 3 AGS Airports 4 Dalaman Airport

70 1 New Terminal One - JFK

71 Ferrovial Share – Equity Accounted 49% Location New York (USA) Other Shareholders • 2% Carlyle • 30% JLC • 19% ULLICO Concession Term 36 years (2060 End of Lease) Terminal Capacity (Currently/Project) 8 million passengers / 23 million passengers Concession area, denotes commercial area (Project) 16k sqm(1) Terminal area (Currently/Project) 65k sqm / 223k sqm(1) Total Ferrovial equity injection/ Currently injected $1.14bn/ $294mm(2) (1) Phase A and Phase B (2) As of December 31st, 2023 Overview (I) Largest terminal at JFK, when complete AIRPORTS | NEW TERMINAL ONE (NTO) AT JFK New Terminal One JFK Airport One of the largest infrastructure projects in the US, tripling the size of the existing facility The terminal will host the majority of foreign and international carriers It aspires to be among the top 5 terminals in the world and to obtain a Top 5 Skytrax ranking

72 Key Dates of the NTO Project Number of Wide Body Gates (vs. Previous situation) Area currently occupied by Terminals 1 and 2 and former Terminal 3 (1) Phase B1 and Phase B2 are based on expected traffic growth (2) WB: Wide body & NB: Narrow body Terminal 6 Terminal 5 Terminal 8 Wide Body Gates 2019 2029 Variance T1/NTO 10 22 12 T4 21 19 -2 T6 6 9 3 T8 8 14 6 Total 45 64 19 Overview (II) AIRPORTS | NEW TERMINAL ONE (NTO) AT JFK New Terminal One 2022 Financial Close Terminal 2 closure 2023 2026 Opening of phase A Opening of phase B1 (1) 2028 2030 Opening of phase B2 (2) End of concession 2060 Terminal 4 Expected to operate as one of future four terminal complexes at JFK Largest terminal in JFK and the avenue for international growth +4 WB +1NB Gates +4 WB Gates 14 WB Gates American Airlines JetBlue Airlines Delta Airlines

73 Construction. Phase A AIRPORTS | NEW TERMINAL ONE (NTO) AT JFK Construction of headhouse, east concourse, and associated aprons and roadways Terminal 1 will remain in operation during construction of phase A Once Phase A opens, T1 closes and is demolished to build Phases B1 and B2 Tishman: highly experienced NYC and airport builder » 120 years of experience including One World Trade Center » 18 PANYNJ projects and 65+ airport projects delivered Phase A de-risked » Design progressed at almost 100% » The development of the project continues to progress in line with expectations. In 2023, the air train encapsulation works were completed, and the former Terminal 2 building was demolished » Single guaranteed maximum price locked in for entire Phase A » Pass-through of the majority of NTO obligations and liabilities for construction work DESING&BUILD (D&B) CONTRACT PMO » Ferrovial Construction, worldwide recognized contractor, managing the PMO » Ferrovial Construction will coordinate and supervise the D&B program, advise to the NTO and coordinate with the PANYNJ

AIRPORTS | NEW TERMINAL ONE (NTO) AT JFK
74

Revenues & Opex

Aero Revenues
(84%, pre-revenue share with Port Authority)

- **COMMON USE FACILITIES CHARGES**: MAIN SOURCE OF INCOME STRUCTURED AS FEE PER DEPARTING (ENPLANED) PASSENGER. UPDATED ANNUALLY ABOVE CPI
- **EXCLUSIVE-USE SPACE RENT**: BASED ON THE AMOUNT OF SPACE RENTED OUT BY AIRLINES ON AN EXCLUSIVE BASIS
- **HARDSTAND RENT**: BASED ON THE NUMBER OF HARDSTANDS RENTED TO DELTA AIR LINES

Non-Aero Revenues
(16%, pre-revenue share with Port Authority)

- **CONCESSIONS REVENUE**: THE RENT PAID BY THE MASTER CONCESSIONAIRE: URW(1) RUNNING THE DUTY FREE, RETAIL, SERVICES AND FOOD AND BEVERAGE UNITS WITHIN NTO. 50% OF THIS REVENUE IS SHARED WITH THE PORT AUTHORITY
- **ADVERTISING**: CORRESPONDS TO THE 50% OF THE ADVERTISING REVENUES GENERATED BY THE PORT AUTHORITY CONTRACT THAT CORRESPOND TO THE NEW TERMINAL ONE
- **OTHER**: INCLUDES OTHER SMALL SOURCES OF NON-AERO REVENUE SUCH AS THE REIMBURSEMENT OF METERED UTILITIES OF THE TERMINAL TENANTS

Opex

Operations
baggage, PRM & general ramp operations (such us snow removal).

Security
building security, checkpoint security and PANYNJ police charges.

Facilities
includes janitorial services and supplies and waste removal.

Utilities
includes chilled and hot water, electricity and other utilities.

IT
includes systems (ex. flight information display), telephone usage, web services, etc

Insurance
includes the insurance program costs (not linked to construction).

Administration
includes the MSA fees, staff and labor cost, administrative costs (non- labor).

(1) URW pays the maximum between a minimum annual guaranteed revenue per enplaned enplanement and a % of its revenues collected to the tenants (which depends on the level of revenues achieved and is adjusted once new phases are open)

ferrovial

75 Other financial obligations under the agreements AIRPORTS | NEW TERMINAL ONE (NTO) AT JFK Source: JFK NTO LLC Payments to the Port Authority (other than the revenue share) Earn-outNTO post-completion cashflow waterfall Post-Completion Revenues Port Authority Revenue Share (deferrable) Arbitrage Rebate, if any, and Conduit Issuer Fees O&M Expenses Including MSA (deferrable) Ground Rent Payment of Secured Obligations, Related Fees, and Termination Payments First Additional Rent Debt Service Reserve Account Shortfalls Remaining Payments Key components » Ground Rent: Monthly payment. $173.5k per acre per annum in 2022, adjusted annually at the greater of 4% or 50% of the CPI Percentage Increase. » First Additional rent: Yearly payment. $3.2m per year until all amounts secured by any Leasehold Mortgages have been repaid in full. » Second additional rent: Monthly payment. Starting on Phase A DBO, in the amount of $62.0m for any calendar year before and including 2026, and for any calendar year thereafter, the prior calendar year amount escalated at 3%. » Third additional rent: Quarterly payment. Starting on Phase A NTP Date, an amount equal to $56.4m per annum, escalating at 3% per annum each year. » IRR Rent: The Lessee must share with the Port Authority a share of Cash Available for Distribution to the Sponsors in any given quarterly period to the extent the internal rates of return exceed certain thresholds subject to adjustments in the event that the NTO is ranked as a Top 1-10 World’s Best Airport Lease Terminals by Skytrax. In connection with this transaction, we agreed with Carlyle Group on the payment of earn-out consideration should Carlyle divest its outstanding 4% interest in Mars NTO LLC. This earn-out payment would be triggered either if Carlyle transfers its stake to a third party or to Ferrovial. This payment depends on the value creation by the project. An estimation of the earn-out payment was included in our valuation of the investment as presented in the Audited Financial Statements. Any future changes in the valuation of the earn-out may affect our results. In addition, a call/put option was agreed between Carlyle Group and Ferrovial over the shares that the former indirectly holds in the project. It is exercisable by Carlyle from June 2028 to June 2032 and by Ferrovial from January 2031 to June 2034. The strike price will be based on an estimate of the fair value at the exercise date. The call/put option does not meet the requirements included in the definition of a liability. Call / put option

76 Financial Close Details (1) During Construction (2) No equity injections expected in phase B 0 500 1000 1500 2022 2023 2024 2025 2026 Equity contributions%FER 100% Total uses (Phase A+B1+B2): ~ $10.8bn Bond issuance in 2023 (refinancing process) Issuer New York Transportation Development Corporation (NYTDC) Borrower JFK NTO LLC (NTO) Sponsors Ferrovial Airports, JLC Infrastructure, Ullico, and Carlyle Amount $2,000,000,000 (AMT) Ratings Underlying: Baa3 / NR / BBB- / BBB- (M/S/F/K) Insured: A1 / AA / NR / AA+ (M/S/F/K) Average YTM / TIC Approximately 5.60 Structure 2038-2044 serial bonds; 2049 term bond; 2054 term bond; 2060 term bond Call Feature 8-year par call Insurance Assured Guaranty Municipal Corp ($800 million of the Series 2023 Bonds) Green Bond Verifier Kestrel Verifiers Final Maturity June 30, 2060 (30.3 year average life) Pricing Date November 29, 2023 Closing Date December 6, 2023 • $2 billion Bonds were used to refinance drawn bank debt and fund forward capital expenditures • The hedging strategy of NTO has mitigated the MMD (Municipal Market Data yield curve) increase since financial close bringing the all-in cost of debt in line with expectations at financial close 0 500 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048 M ill io ns Bonds maturity profile at 31 December 2023 Financial structure AIRPORTS | NEW TERMINAL ONE (NTO) AT JFK Phase A funding: $8.9bn » Committed equity: $2.3m ($1.14m %FER) » Construction bank facility: $6.6bn In June 2022, NTO reached financial closing on $6.6 billion of committed bank financing and $2.3 billion of sponsor equity and began construction of the first phase of the Project which will be completed in 2026. Investment grade confirmed by Moody´s (Baa3), Fitch (BBB-), Kroll (BBB-) as of Nov 2023. It has been partially refinanced in Dec 2023 » Development Capex: ~$7.8bn (Phase A: $5.7bn) » Financing Cost: $2.2bn » Rents, Opex(1) & fees: $0.7bn NTO’s inaugural $2 billion Series 2023 Bonds (3) See NTO at JFK Official Statement, available at https://emma.msrb.org/P21754729-P21347155-P21782501.pdf.

77 Information » EMMA, United States official source for municipal securities data and documents. It is provided by the Municipal Securities Rulemaking Board » More information is available at the NTO Series 2023 Bonds o Municipal Securities Rulemaking Board:Emma (msrb.org) EMMA – Electronic Municipal Market Access System WEB PAGE: https://emma.msrb.org/Home Reported Information » Integrated Annual Reports » Corporate Structure » General development of business » Capital Structure » Others » Quarterly financial information » Other specific forms AIRPORTS | NEW TERMINAL ONE (NTO) AT JFK Public Information

78 2 Heathrow Airport

AIRPORTS | HEATHROW AIRPORT

Overview (I)

79

Ferrovial Share – Equity Accounted	25%
Location	London (UK)
Other Shareholders	• 20% Qatar Authority • 12.62% CDPQ • 11.20% GIC • 11.18% Australian Retirement Trust • 10% China Investment Corporation • 10% Universities Superannuation Scheme
Concession Term	Freehold (no concession period)
Size	1,227 hectares Approx. 58,600 sq mt of retail space
Number of Terminals / Runways	4 / 2
Runway Length	Northern Runway: 3,902 meters by 50 meters Southern Runway: 3,658 meters by 50 meters
Regulation	Regulated by the UK's Civil Aviation Authority (CAA)
Total terminal capacity	85 million passengers per year
Traffic	79.2 million passengers, 2023 80.9 million passengers, 2019

Europe's busiest airport

UK's only hub, offering the most international connections in the UK


Heathrow Airport

Most interconnected airport in the world

Integral to UK and connecting the UK internationally as largest UK port by value

Note: Agreement reached for the sale of the c.25% stake in FGP Topco (Heathrow's parent company) for GBP 2,368mn. Competition of the transaction continues to be subject to the satisfaction of the tag-along condition, together with applicable regulatory conditions and, consequently, there can be no certainty that the Transaction will be completed. For further details on this potential divestment, see https://newsroom.ferrovial.com/en/press_releases/ferrovial-announces-agreement-to-sell-stake-heathrow/

ferrovial

80 1,760 1,840 1,921 270 384 1,684 2,228 2017 2018 2019 2020 2021 2022 2023 2,883 2,970 3,070 1,175 1,214 2,913 3,687 2017 2018 2019 2020 2021 2022 2023 Revenues (£mn) *2020, 2021 and 2022 impacted by COVID-19 EBITDA (£mn) 78.0 80.1 80.9 22.1 19.4 61.6 79.2 2017 2018 2019 2020 2021 2022 2023 Traffic (million pax) 525 500 500 100 0 0 0 2017 2018 2019 2020 2021 2022 2023 Dividends pay by the asset(£mn) Historical Data AIRPORTS | HEATHROW AIRPORT

AIRPORTS | HEATHROW AIRPORT

81

Regulatory Framework (I)

Various regulatory bodies in the United Kingdom influence Heathrow's operations:

Department of Transport
responsible for the UK aviation policy

Civil Aviation Authority (CAA)
UK's independent aviation sector regulator, responsible for the price regulation of Heathrow

Competition and Markets Authority (CMA)
UK's competition authority which carries market and competition investigations

UK CAA (CAA) is the body that sets the maximum level of charges to airlines for each quinquennium.

- **H7** settlement covers period 2022-2026
- **Re-set of tariff every five years** provides strong visibility of cost recovery
- Tariff set using **'building blocks',** allowing recovery of capital investment, operating costs and cost of capital
- **Single-till** considers both retail & aviation income when measuring economic returns
- **Regulated Asset Based (RAB) based price regulation.** RAB is calculated yearly by taking opening RAB, adding capex, and deducting regulatory depreciation & proceeds from asset disposals

PRICE-SETTING MECHANISM – "BUILDING BLOCKS"


BUILDING BLOCKS FOR TARIFF CALCULATION
ASSETS
Regulatory Asset Base (existing & new capital investment)
Calculated with WACC (1)
PASSENGER FORECAST
PASSENGER FORECAST
Aeronautical revenue / Pax forecast
COSTS
INCOME
CHARGES
Operating Costs
+
Return on investment capital
+
Regulatory depreciation
–
Commercial revenues
=
Aeronautical revenue (2)
Price cap per passenger

(1) H7 WACC at 3.18% pre-tax real (pending CAA final decision). Latest consultation launched included a 3.16% pre-tax real WACC
(2) The new H7 Traffic risk sharing mechanism set by CAA might imply a tariff or a RAB adjustment driven by the passenger under/overperformance

Aero charges updated to RPI-X

In March 2024, the CAA opened a consultation process on the issues raised by the CMA's decision. There are just three open elements for the CAA to conclude regarding H7 regulation (Av.max. price, OPEX & WACC). The consultation process closed on May 1, 2024. If the responses to the consultation indicate that the CAA needs to propose an approach that differs substantially from that set out in the consultation, the CAA will re-consult before rendering the decision.

ferrovial

Note: See CAA, H7 Overview, available at https://www.caa.co.uk/commercial-industry/airports/economic-regulation/h7/h7-overview/, for further information.

82 79.2 82.4 2023 2024 Total of 79.2 million passengers (+29% versus 2022) North America 20.0m (+30%) Latin America 2.1m (+20%) UK 4.2m (+26%) Europe 31.5m (+22%) Africa 3.6m (+25%) M. East 8.0m (+15%) Asia Pacific 9.8m (+76%) 2023 passenger numbers by market (versus 2022) Annual traffic forecast (m passengers) 2023 Passengers (m) 79.2 Passengers ATM 450,194 Cargo ATM 3,896 Load factors (%) 79.6 Seats per ATM 221.0 Cargo tonnage (*) (‘000) 1,431 (*) Includes mail Actual 2024 guidance update % of 2019 Demand Profile AIRPORTS | HEATHROW AIRPORT 98% 102%

AIRPORTS | HEATHROW AIRPORT
83

Revenues & Opex


NUMBER OF PASSENGERS PER AIRCRAFT AND ARE LEVIED FOR ALL DEPARTING PASSENGERS
PASSENGER CHARGES
APPLIED TO EACH AIRCRAFT ON BOTH TAKE-OFF AND LANDING
MOVEMENT CHARGES
ARE LEVIED FOR EACH 15-MINUTE SLOT AFTER 30 / 90 MINUTES FOR NARROW / WIDE-BODIED AIRCRAFT
PARKING CHARGES
Aero Revenue[1]
Non-Aero Revenue
RETAIL (2)
CONCESSION FEES FROM RETAIL AND COMMERCIAL CONCESSIONAIRES & CAR PARKS, CAR RENTAL, ADVERTISING AND PREMIUM PRODUCTS
OTHER REGULATED CHARGES (3)
THE RECOVERY OF CERTAIN COSTS INCURRED FOR THE PROVISION OF FACILITIES (BAGGAGE HANDLING AND PASSENGER CHECK-IN)
HEATHROW EXPRESS (3)
FARE REVENUE FROM THE HEATHROW EXPRESS RAIL SERVICE
PROPERTY AND OTHER (3)
INCOME FROM RENTAL OF AIRPORT PROPERTY SPACE (AIRCRAFT HANGARS, WAREHOUSES, OFFICES...)

Analysis of revenue (£m) 2023 Nominal terms


67%
18%
15%
2,473
698
516
Aeronautical (1)
Retail (2)
Other (3)

Analysis of adjusted operating costs (£m) 2023 Nominal terms


113
297
214
402 (5)
433 (4)
Rates
Utilities & other
Maintenance
Operational
Employment

(4) Employment including 3rd party resourcing | (5) Operational excluding 3rd party resourcing

ferrovial

84 The majority of the Group's debt financing falls into the following categories: • Bonds issued in the debt capital markets from institutional investors and loan facilities raised from leading international financial institutions to finance Heathrow Airport Senior loan facility Subordinated bond & loan facility Regulated airport debt facilities Consolidated nominal net debt 16,806 (£ million), Dec 2023 The average cost of Heathrow’s external debt at FGP Topco, HAH’s parent company, was 8.66% in December 2023 (9.81% in December 2022), including all the interest-rate, exchange-rate, accretion and inflation hedges in place Net debt 16,203 (£ million), Dec 2023 Full repayment of ADI Finance 2 Limited completed in December 2023 Consolidated nominal net debt 14,795 (£ million), Dec 2023 Heathrow Group Structure AIRPORTS | HEATHROW AIRPORT Heathrow (AH) Limited Heathrow Airport Limited Heathrow Express Operating Co. Ltd. Heathrow Funding Limited FGP Topco Limited ADI Finance 1 Limited ADI Finance 2 Limited Heathrow Airport Holdings Limited Various group companies Heathrow Finance plc Heathrow (SP) Limited Regulated airport bond financing • Subordinated bond issues and loan facilities held at Heathrow Finance plc

AIRPORTS | HEATHROW AIRPORT

85

Finance Forecast

(£ million)	FY 2023	2024 (F)
Revenues	3,687	3,450
Adjusted operating costs	(1,459)	(1,566)
Adjusted EBITDA (1)	2,228	1,885
Cash generated from operations (2)	2,092	1,898
Regulatory Asset Base	19,804	20,420

(£ million)	Dec 2023	Av. Cost of debt
Bond issues	14,155	3.63%
Ohter Term debt	1,665	4.11%
Lease liability	64	
ILS accretion	807	-
HSP gross debt	16,691	
Cash & term deposits	-1,896	
Heathrow (SP) Ltd	**14,795**	
Heathrow Finance Ltd	**2,011**	-
Group net debt	**16,806**	

As of 31 December 2023, the Group had total liquidity available of £3.8bn, comprising £2.4 bn of cash held at FGP Topco group, as well as £1.4bn undrawn revolving credit facilities

(£ million)	FY 2023	2024 (F)	Trigger / Forecasting Event
Ratios (3)			
Heathrow SP Senior (Class A) RAR	63.7%	62.9%	72.5% / 72.5%
Heathrow SP Junior (Class B) RAR	74.7%	73.0%	85.0% / 85.0%
Heathrow Group Senior (Class A) ICR	3.72x	3.13x	1.40x / 1.60x
Heathrow Group Junior (Class B) ICR	3.24x	2.70x	1.20x / 1.40x
Heathrow Finance RAR (3)	84.9%	82.5%	92.5%
Heathrow Finance ICR (3)	2.86x	2.19x	1.00x

	Heathrow Funding Ltd		Heathrow Finance
	Class A	Class B	
S&P	BBB+	BBB-	N/A
Fitch	A-	BBB	BB+
Moody's	N/A	N/A	B1

(1) Pre-exceptional earnings before interest, tax, depreciation and amortization
(2) Adds back cash one-off items, non-recurring extraordinary items & exceptional items
(3) Ratios calculated using unrounded data.

ferrovial

86 *The debt maturity profile illustrates the amount and year of maturity of all individual tranches of debt at Heathrow Finance plc and its subsidiaries (the Heathrow Group) 0 500 1000 1500 2000 2500 20 24 20 25 20 26 20 27 20 28 20 29 20 30 20 31 20 32 20 33 20 34 20 35 20 36 20 37 20 38 20 39 20 40 20 41 20 42 20 43 20 44 20 45 20 46 20 47 20 48 20 49 20 52 20 56 20 57 20 58 Heathrow (SP) Class A £ bonds Heathrow (SP) Class A non-£ bonds Heathrow (SP) Class B bonds Heathrow (SP) Class A term debt Heathrow (SP) Class B term debt Heathrow Finance bonds Heathrow Finance loans Revolving credit facility Financing Position – Debt AIRPORTS | HEATHROW AIRPORT Debt Maturity Profile at 31 December 2023

87 CAA – United Kingdom Civil Aviation Authority WEB PAGE: https://www.caa.co.uk/home/ Information » The Civil Aviation Authority (CAA), the UK's independent aviation sector regulator, responsible for the price regulation of Heathrow, Gatwick and Stansted airports and more general consumer regulation of UK airports. » More information is available in Heathrow Airports webpage o Economic Regulation | Heathrow Reported Information » Integrated Annual Reports » Corporate Structure » General development of business » Capital Structure » Others » Audited annual financial statements » Quarterly financial information » More information regarding: » Heathrow (SP) Limited's consolidated debt and cost of debt: 2023FY_DebtSP.pdf (heathrow.com) » Financial Information Heathrow (SP) Limited: Heathrow_SP)_Limited_Q4_2023_Press_Release.pdf » Financial ratios applying to Heathrow (SP) Limited and Heathrow Finance plc: 2023FY_Ratios.pdf (heathrow.com) » 2024 Forecast for Heathrow (SP) Limited and Heathrow Finance plc: Heathrow_(SP)_investor_report_Dec_2023.pdf AIRPORTS | HEATHROW AIRPORT Public Information

88 3 AGS Airports

89 ABERDEEN AIRPORT GLASGOW AIRPORT SOUTHAMPTON AIRPORT Ferrovial Share – Equity Accounted 50% 50% 50% Location Aberdeen (UK) Glasgow (UK) Southampton (UK) Other Shareholders 50% Macquarie 50% Macquarie 50% Macquarie Concession Term Freehold (no concession period) Freehold (no concession period) Freehold (no concession period) Number of Terminals 1 2 1 Number of Runways 1 fixed-wing 3 helicopter runways 1 runway 1 runway (1) Regulation No regulated No regulated No regulated Traffic 2.3 million pax (2), 2023 3.0 million pax, 2019 7.4 million passengers, 2023 8.8 million passengers, 2019 0.8 million passengers, 2023 1.8 million passengers, 2019 (1) In September 2023, Southampton Airport celebrated the official opening of its runway extension. The project consisted of the extension of the northern end of the runway by 164 meters (2) Million passengers AIRPORTS | AGS AIRPORTS Asset Overview Glasgow Scotland’s principal transatlantic and direct long-haul entry airport Aberdeen Gateway to Europe’s Energy Capital and key to local economic diversification Southampton International transport hub for Hampshire and a vital economic driver for the region Locations Southampton Airport Aberdeen Airport Glasgow Airport

90 Revenues (£mn) 2017 2018 2019 2020 2021 2022 2023 Glasgow Aberdeen Southampton Traffic (million pax) 2017 2018 2019 2020 2021 2022 2023 Glasgow Aberdeen Southampton 15.1 14.8 13.6 3.3 3.5 9.2 146 70 30 0 0 0 0 2017 2018 2019 2020 2021 2022 2023 Dividends pay by the asset (£mn) 209 213 217 71 87 167 Adjusted EBITDA 1 (£mn) 2017 2018 2019 2020 2021 2022 2023 Glasgow Aberdeen Southampton 47 67 -6 92 97 94 -25 198 10.4 AIRPORTS | AGS AIRPORTS Historical Data Note: 2020, 2021 and 2022 impacted by COVID-19 (1) Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Alternative Performance Measures of the Ferrovial 2023 Integrated Annual Report

AIRPORTS | AGS AIRPORTS

91

Revenues

Aero Revenue

CHARGES

- **PASSENGER**: BASED ON THE NUMBER OF DEPARTING PASSENGERS [1]
- **AIRCRAFT LANDING**: LEVIED ACCORDING TO WEIGHT RECOGNISED ON LANDING
- **AIRCRAFT DEPARTURE**: LEVIED ACCORDING TO WEIGHT OF DEPARTING AIRCRAFT
- **AIRCRAFT PARKING**: BASED ON A COMBINATION OF WEIGHT AND TIME PARKED AS PROVIDED
- **AIRLINE CONTRACTS**: MAY INCLUDE SHORT-TERM PRICING ARRANGEMENTS, INCLUDING DISCOUNTS AND REBATES
- **OTHER**: LEVIED FOR PASSENGER AND BAGGAGE OPERATION WHEN THESE SERVICES ARE RENDERED

Non-Aero Revenue

- **RETAIL**: CONCESSION FEES FROM RETAIL AND COMMERCIAL CONCESSIONARIES AT AROUND AIRPORTS
- **CAR PARKING**
- **PROPERTY & OPERATIONAL FACILITIES**: PROPERTY LETTING RENTALS, PROCEEDS FROM THE SALE OF TRADING PROPERTIES, USAGE CHARGES MADE FOR OPERATIONAL SYSTEMS AND OTHER INVOICED SALES
- **OTHER**: CHARGES RELATED TO PASSENGERS WITH RESTRICTED MOBILITY AND VARIOUS OTHER SERVICES, RECOGNIZED AT THE TIME OF DELIVERY

(£ million) 2023 — REVENUES **198**

(£ million) 2023 — ADJUSTED EBITDA [2] **67**

(£ million) On December 31st, 2023 — NET BANK DEBT **693**

(1) AGS is not regulated. Some airlines operate following the general conditions of use, i.e., glal-conditions-of-use-2023_final.pdf (glasgowairport.com), while others may have bilateral agreements in place
(2) Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Alternative Performance Measures of the Ferrovial 2023 Integrated Annual Report

ferrovial

92 AGS Refinancing On March 14th, 2024, AGS Airports Limited (“AGS”) completed negotiations with a pool of lenders to refinance its existing debt, which would have matured in June 2024 and had £757 million in principal outstanding. New refinancing conditions are showed in the table on the right hand side of the slide. The agreement includes £80m of cash injection on day 1 (40£ ַm for FER) prepaying debt to reduce opening leverage. This fund injection took place in the form of a Shareholder loan. Under the new financing terms, the funds injection allowed the release of the equity commitment letter provided by AGS shareholders for a total amount of £30m (£15m for FER), so the net additional impact at the Ferrovial stake is £25m. Bank facility refinancing Issuer AGS Airports Limited (“AGS”) Sponsors Ferrovial Airports & Macquarie Structure GBP 646.4 million term loan, a GBP 50 million capital expenditure facility, and a GBP 15 million revolving credit facility Closing Date March 21, 2024 Maturity 5 years (until March 2029) Interest rate based on SONIA curves plus a margin. The impact of SONIA’s volatility in the interest rate of the facility has been covered through the interest rate swaps already contracted to fix the cost. Leverage Opening leverage 2023 / 2024: 9.0x / 6.9x Ratios Distributions to shareholders are permitted subject to compliance with certain leverage and lock-up ratios. AIRPORTS | AGS AIRPORTS AGS refinancing

93 Information » Companies House, the official agency that incorporates and dissolves limited companies in the UK. More information is available in AGS Airports Company House webpage o AGS AIRPORTS LIMITED filing history - Find and update company information - GOV.UK (company- information.service.gov.uk) United Kingdom Companies House WEB PAGE: https://find-and-update.company-information.service.gov.uk/ Reported Information » Integrated Annual Reports » Corporate Structure » General development of business » Capital Structure » Others » Audited annual financial statements » Quarterly financial information » Other specific forms AIRPORTS | AGS AIRPORTS Public Information

94 4 Dalaman Airport

95 It is a stable asset for the Airports’ portfolio as it is limited exposure to Turkish GDP and FX One of the most attractive tourist regions in TürkiyeFerrovial Share – Globally consolidated 60% Location Dalaman (Türkiye) Other Shareholders 40% YDA Group Concession Term 18 years (until 2042) Number of Terminals 2 Number of Runways 1 Total Passenger Capacity 20 million passengers Traffic 5.2 million passengers, 2023 4.9 million passengers, 2019 AIRPORTS | DALAMAN AIRPORT Asset Overview It offers close proximity to tourist attractions, contributing to the economic development of the region by offering leisure options to international passengers Dalaman Airport

96 During the 2023: • 5.2 million passengers passed through the airport (2022: 4.5 million), representing +15.5% versus 2022 and +6.8% versus 2019 • International traffic represented 66% of the total traffic in 2023 Traffic profile (mn passengers)* AIRPORTS | DALAMAN AIRPORT Demand Profile 1.6 0.8 1.4 1.5 1.8 3.3 0.8 0.9 3 3.5 2019 2020 2021 2022 2023 Domestic International 5.2 4.5 2.3 1.6 4.9 *Dalaman Airport was acquired by Ferrovial in July 2022, historical data is provided for comparison purposes.

97AIRPORTS | DALAMAN AIRPORT Revenues and Financial Profile (€ million) 2022 2023 Revenues 44 (1) 71 Adjusted EBITDA (2) 35 (1) 55 Adjusted EBITDA post concession fee (2) 30 (1) 38 (1) Financial data from July to December (2) Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Alternative Performance Measures of the Ferrovial 2023 Integrated Annual Report Aero Revenues Non-Aero Revenues CORRESPOND TO THE CONCESSIONS AND/OR RENTS RECEIVED FROM THE DUTY-FREE, RETAIL, SERVICES, ADVERTISING, AND FOOD AND BEVERAGE UNITS REVENUES DRIVEN BY INTERNATIONAL PASSENGERS, HIGHLY EXPOSED TO THE UK C. 88% OF REVENUES ARE GENERATED IN EURO LIMITED EXPOSURE TO TURKISH GDP AND FX PASSENGER CHARGES ARE SET AND PAID IN EUROS (€ million) On December 31st, 2022 On December 31st, 2023 Cash 10 18 Net Debt 103 96

98 Public Information Information » DHMI, General Directorate of State Airports Authority responsible for the management of Turkish airports and the regulation and control of Turkish airspace DHMI WEB PAGE: https://www.dhmi.gov.tr/Sayfalar/EN/DefaultEN.aspx Reported Information » Integrated Annual Reports » Corporate Structure » General development of business » Capital Structure » Others » Audited annual financial statements » Quarterly financial information » Other specific forms AIRPORTS | DALAMAN AIRPORT

CONSTRUCTION

100

Key to the development of greenfield projects. Focus on markets with a commitment to infrastructure development

- Capabilities built on footprint, balanced size & risk management
- Strong local bases in Texas, Spain & Poland support larger geographies
- Managing and balancing risks from bidding and design phases
- Supporting other divisions on complex infrastructure projects

f. construction

Experts in the design and construction of civil works, buildings, industrial works and transport infrastructures across the world.

webber

A leading construction company based in US.

budimex

One of the largest construction companies in Poland. Listed on the Warsaw Stock Exchange. Ferrovial holds a 50.01% stake.

ADJ. EBIT[1] & ADJ. EBIT MARGIN[1]


EURmn
312
7.9%
364
8.5%
313
7.5%
162
3.5%
127
2.5%
-365
-6.7%
134
2.3%
132
2.2%
63
1.0%
77
1.1%
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

3.5%
ADJ. EBIT MG
2024 TARGET

ORDER BOOK [1]


EURmn
8,091
8,731
9,088
11,145
10,965
11,424
11,025
12,216
14,743
15,632
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
USA
Spain
UK
Canada
Poland
Others


8%
12%
11%
69%
€15,632mn
2023 ORDER BOOK
Civil work
Building
Industrial
Others

(1) Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Alternative Performance Measures of the Ferrovial 2023 Integrated Annual Report

(2) See Integrated Annual Reports of Ferrovial for the years 2013-2023, available at https://www.ferrovial.com/en/ir-shareholders/financial-information/integrated-annual-report/ for further information.

ferrovial

101 3 FINANCIAL PROFILE Debt structure Cash Flow Details Historical Financial Data

102 RECOURSE DEBT Financial structure: Investment grade at corporate level & non-recourse debt at infrastructure project level CORPORATE: STRONG BALANCE SHEET PROVIDES RESILIENCE AND OPTIONALITY GLOBAL CONSOLIDATION NON-RECOURSE DEBT EQUITY ACCOUNTED INFRASTRUCTURE PROJECT COMPANIES €5.3 B Liquidity4 BBB Rating2 3 YEARS AVERAGE MATURITY 92.5% FIXED RATE3 EX-INFRASTRUCTURE PROJECT COMPANIES INFRASTRUCTURE PROJECT COMPANIES INVESTMENT GRADE ACROSS THE BOARD WITH STABLE OUTLOOK FY 2023 figures 2.6% AVERAGE RATE 23 YEARS AVERAGE MATURITY 97.5% FIXED RATE 4.3% AVERAGE RATE FINANCIAL PROFILE | DEBT STRUCTURE (1) Consolidated Net Debt corresponds to the Group's net balance of cash and cash equivalents (including short and long-term restricted cash) minus financial debt (bank debt and bonds, including short and long-term debt) including a balance related to exchange-rate derivatives (covering both the issue of debt in currency other than the currency used by the issuing company and cash positions that are exposed to exchange rate risk). Lease liabilities are not part of the Consolidated Net Debt. Consolidated Net Debt is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of the Group's financial performance calculated in accordance with IFRS. (2) Fitch Ratings and S&P Global Ratings. (3) Liquidity ex infrastructure (Ex-Infrastructure Liquidity) is a non-IFRS measure defined as the sum of the cash and cash equivalents raised from the Company's ex-infrastructure projects, long-term restricted cash, as well as the committed short and long-term credit facilities which remain undrawn by the end of each period (corresponding to credits granted by financial entities which may be drawn by the Company within the terms, amount and other conditions agreed in each contract) and forward hedging cash flows. (4) Percentage of fixed gross consolidated debt from ex-infrastructure projects in the total gross consolidated debt as of December 31, 2023. €6.6B CONSOLIDATED NET DEBT1 -€1.1 B CONSOLIDATED NET DEBT €7.1 B CONSOLIDATED NET DEBT

103 Corporate rating - debt maturity profile DIVERSIFIED FUNDING SOURCES WELL SPREAD OVER TIME FINANCING SOURCES ECP 15% Bonds 60% Sustainability Linked Bond 15% Loans 10% EUR3.4bn 820 755 794 66 501 0 500 0 0 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 Bonds Loans Sustainability Linked Bond ECP DEBT PROFILE EURmn 3 years AVERAGE MATURITY fixed rate 92.5% variable rate 7.5% 2.6% AVERAGE RATE FIXED & VARIABLE RATES NAME ISIN NUMBER OUTSTANDING AMOUNT (EURmn) INTEREST RATE ISSUANCE DATE MATURITY DATE 2024 Bond ES0205032008 300 2.500% 15-Jul-2014 15-Jul-2024 2025 Bond ES0205032024 500 1.375% 29-Mar-2017 31-Mar-2025 2026 Bond ES0205032032 650 1.382% 14-May-2020 14-May-2026 2026 Bond TAP ES0205032032 131 1.382% 24-Jun-2020 14-May-2026 2028 Bond ES0205032040 500 0.540% 12-Nov-2020 12-Nov-2028 Sustainability-Linked Bond XS2680945479 500 4.375% 13-Sep-2023 13-Sep-2030 ECP 1 500 3.860% 31-Dec-2023 31-Dec-2024 FINANCIAL PROFILE | DEBT STRUCTURE Note: Financial figures as of December 31, 2023. See Integrated Annual Report of Ferrovial 2023 for further information. (1) ECP debt issuances mature during 2024

104 RATING OUTLOOK BBB STABLE RATING OUTLOOK BBB STABLE NET DEBT EX−INFRASTRUCTURE PROJECTS1 (Adjusted EBITDA ex−infrastructure projects2 + dividends from projects3) NET DEBT/ADJ. EBITDA Rating Agencies measure their debt ratios looking at the ex-infrastructure projects debt Rating Agencies’ Adj. EBITDA considers Construction Adjusted EBITDA & dividends from infrastructure assets Credit rating agencies’ metrics FINANCIAL PROFILE | DEBT STRUCTURE TARGET If attractive investment opportunities arise (1) Net debt ex-infrastructure projects is the net debt corresponding to the Group's other businesses, including its holding companies and other companies that are not considered infrastructure projects. The debt included in this calculation generally has recourse. (2) Adjusted EBITDA ex-infrastructure projects is a non-IFRS measure defined as the sum of the Adjusted EBITDA (as defined below) from all globally consolidated companies that are not infrastructure project companies. Infrastructure project companies are our subsidiaries and associate companies the activity of which consists of the development of infrastructure projects. Adjusted EBITDA is a non-IFRS measure defined as our net profit/(loss) for the period excluding profit/(loss) net of tax from discontinued operations, income tax/(expense), share of profits of equity-accounted companies, net financial income/(expense), impairment and disposal of fixed assets and charges for fixed asset and right of use of leases depreciation and amortization. (3) Dividends from projects is a non-IFRS measure that includes dividends received from companies consolidated under the equity method, interest received on loans granted to companies consolidated under the equity method, as well as dividends received from discontinued operations. In addition, the definition of dividends from projects includes distributions and other payment or receipts received from the infrastructure companies consolidated globally. Hence, dividends from projects are investment returns from infrastructure project companies through dividends and other similar items, comprising (i) interest on subordinated borrowings and participating loans, (ii) repayments of capital, debt and loans, and (iii) loans received from these projects which repayment probability is considered to be remote. Up to 2x Net Debt ex-infrastructure projects1 / (Adj. EBITDA ex-infrastructure projects2 + dividends from projects3) ZERO Net Debt ex-infrastructure projects1 / (Adj. EBITDA ex-infrastructure projects2 + dividends from projects3)

105 FERROVIAL INTENDS TO CONNECT ALL FINANCINGS WITH ITS SUSTAINABILITY GOALS Applicable step-up margin mechanism » 30bps coupon step-up in last coupon (2030) if SPT 1.1 target is missed » 45bps coupon step-up in last coupon (2030) if SPT 2.1 target is missed » 75bps coupon step-up in last coupon (2030) if both SPT are missed » No coupon step-up if both targets are met Ferrovial’s sustainability key performance indicators » The targets reflect high level of ambition and long-term aim to contribute to relevant global sustainable development goals. » Ferrovial’s GHG emissions reduction targets validated by SBTi. » If a Trigger Event occurs, the Rate of Interest of the Notes shall be increased by the Step-Up Margin in respect of the period from the Interest Payment Date. 2 KPIs met KPI 1 met & KPI 2 missed KPI 1 missed & KPI 2 met 2 KPIs missed KPI 1   X X KPI 2  X  X No coupon step-up 30bps coupon step-up margin 45bps coupon step-up margin 75bps coupon step-up margin FIRST-EVER SUSTAINABILITY LINKED BOND EUR500mn NOMINAL VALUE 4.375% COUPON 2030 MATURITY 2 SUSTAINABILITY KPIs Sustainability-linked bond increasing importance of sustainability for financial strategy FINANCIAL PROFILE | DEBT STRUCTURE KPI 1 Scope 1 & 2 in absolute terms -35.3% in 2030 KPI 2 Scope 3 in absolute terms -20% in 2030

106 (1) Before taxes 236 272 245 134 16 132 247 44 144 390 302 289 395 396 160 77 358 227 93 255 267 290 277 296 494 340 469 388 704 341 132 134 237 191 183 29 3 10 6 -58 -70 -69 -46 -90 -76 -135 -136 -51 -152 1,076 889 995 999 572 810 839 607 584 946 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 Construction Services Dividends from Toll Roads projects Dividends from Airports projects Holding & Others Cash flows from operating activities ex-infrastructure project companies1 FINANCIAL PROFILE | CASH FLOW DETAILS EURmn

107 255 267 290 277 296 494 340 469 388 704 341 132 134 237 191 183 29 3 10 6 4 5 6 5 3 12 19 78 49 33 131 47 89 43 5 60 30 615 477 477 553 623 729 458 550 475 741 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 Toll Roads Airports Construction Services Energy 224 242 244 262 273 309 160 164 237 281 166 25 53 92 109 109 167 31 37 251 31 25 46 15 23 19 45 85 28 26 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 407 ETR NTE LBJ NTE35W Other Toll Roads 341 95 96 153 144 145 29 38 38 84 39 17 7 21 3 10 6 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 Heathrow AGS Other Airports DIVIDENDS FROM TOLL ROADS PROJECTS DIVIDENDS FROM AIRPORTS PROJECTS EURmn EURmn EURmn Dividends from projects FINANCIAL PROFILE | CASH FLOW DETAILS

108 Toll Roads & Airports Investments show equity contribution to the infrastructure assets 24 74 340 253 230 484 501 1,621 429 43 -557 -300 -645 -102 -102 189 215 509 -427 -184-581 -374 -985 -355 -332 -295 -286 -1,112 -856 -226 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 INVESTMENTS DIVESTMENTS 37 46 76 55 52 51 51 55 97 77 107 207 706 139 186 164 83 67 21 79 120 113 154 90 68 125 864 473 98 4 8 17 54 186 245 1 1 68 4 3 4 10 72 78 14 581 374 985 355 332 295 286 1,112 856 226 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 Construction Services Toll Roads Airports Holding & Others 5 16 64 37 7 98 529 5 614 48 19 111 300 1,040 316 58 289 161 82 476 102 47 134 32 -2 5 7 4 2 5 -27 24 74 340 253 230 484 501 1,621 429 43 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 Construction & Services Investmens include CAPEX and M&A operations Ex-infrastructure cash flows from (used in) investing activities INVESMENTS EURmn EURmn EURmn DIVESTMENTS Cash flows from investing activities ex-infrastructure project companies FINANCIAL PROFILE | CASH FLOW DETAILS

109 Reconciliation of Consolidated Net Debt to our cash and cash equivalents FINANCIAL PROFILE | CONSOLIDATED NET DEBT DETAILS (in million of euros) 20 23 20 22 20 21 20 20 Cash and cash equivalents excluding infrastructure projects -4,585 -4,962 -5,329 -6,396 Short and long-term borrowings 3,449 3,686 3,201 4,552 Non-current restricted cash -32 -41 0 -3 Forwards hedging balances 18 -151 22 -14 Cross currency swaps balances 13 5 9 2 Intragroup position balances (*) 16 25 37 39 Other short term financial assets 0 0 -11 0 CONSOLIDATED NET DEBT OF EX-INFRASTRUCTURE PROJECT COMPANIES -1,121 -1,439 -2,0 71 -1,821 Cash and cash equivalents from infrastructure projects -204 -168 -207 -148 Short and long-term borrowings 7,915 7,967 7,409 5,24 Non-current restricted cash -596 -556 -579 -650 Intragroup position balances (*) -16 -25 -37 -39 CONSOLIDATED NET DEBT OF INFRASTRUCTURE PROJECT COMPANIES 7,10 0 7,219 6,586 4,40 3 CONSOLIDATED NET DEBT 5,979 5,781 4,515 2,582 As of December 31, (*) Intragroup balances are comprised of financial assets (cash) and liabilities (borrowings) between our ex-infrastructure project companies and infrastructure project companies that are eliminated in the consolidation process and therefore have no impact on our Consolidated Net Debt.

110

FINANCIAL PROFILE | CONSOLIDATED NET DEBT DETAILS

Changes in Consolidated Net Debt in 2023

(in million of euros)	Change in Consolidated Net Debt (1+2+3)	As of December 31, 2023 Ex-infrastructure project companies (1)	Infrastructure project companies (2)	Intercompany eliminations (3)
Cash flow from operating activities	1,263	791	890	-417
Cash flow from/ (used in) investing activities	-425	-184	-347	104
Cash flow from/ (used in) financing activities	-1,305	-1,146	-471	313
Effect of exchange rate on cash and cash equivalents	160	161	-1	
Change in cash and cash equivalents due to consolidation scope changes	-34	0	-34	
Change in cash and cash equivalents from assets held for sale	0	0	0	
Cash Flows (Change in cash and cash equivalents) (A)	**-341**	**-378**	**37**	**0**
Change in short and long-term borrowings (B)	**-288**	**-236**	**-52**	
Change in Non-current restricted cash	-31	9	-40	
Change in Forwards hedging balances	169	169		
Change in Cross currency swaps balances	8	8		
Change in Intragroup balances	0	-9	9	
Change in other short term financial assets	0	0		
Other changes in Consolidated Net Debt (C)	**146**	**177**	**-31**	
CHANGE IN CONSOLIDATED NET DEBT (C+B-A)	199	318	-120	
CONSOLIDATED NET DEBT AT BEGINNING OF YEAR (*)	5,781	-1,439	7,219	
CONSOLIDATED NET DEBT AT YEAR-END (*)	5,979	-1,121	7,100	

(*) For the reconciliation of Consolidated Net Debt, a non-IFRS measure, to our cash and cash equivalents see the "reconciliation of Consolidated Net Debt to our cash and cash equivalents" table above.

(A) Figures in this line item represent change in cash flow figures as reported in our consolidated cash flow statements, as well as the change in cash and cash equivalents ex-infrastructure project companies and change in cash and cash equivalents of infrastructure project companies.

(B) Figures in this line item represent the change in our short and long-term borrowings included in our Consolidated Statement of Financial Position.

(C) Figures in this line item represent: the changes of non-current restricted cash, the changes related to exchange-rate derivatives balances (including forwards and cross currency swaps), the changes in our Intragroup balances related to financial assets and liabilities between our ex-infrastructure project companies and infrastructure project companies with no impact on our Consolidated Net Debt, and changes in other short-term financial assets.

(1) Ex-infrastructure project companies column includes the change in cash and cash equivalents of our ex-infrastructure project companies. Cash flows from (used in) operating activities include dividends received from infrastructure project companies that are globally consolidated and cash flows from (used in) investing activities includes the equity investment by the Group in infrastructure project companies that are globally consolidated. These dividends received and equity investments are eliminated in column Intercompany eliminations.

(2) Infrastructure project companies column includes the change in cash and cash equivalents of our infrastructure project companies. Cash flows from (used in) financing include the dividends paid to shareholders (which include the Group Companies that are not infrastructure project companies), as well as the equity investment received from its shareholders. These dividends paid and equity investments received are eliminated in column Intercompany eliminations.

(3) Intercompany eliminations include eliminations either of the dividends or equity investment, as applicable, of infrastructure project companies that are consolidated on the Group level. Specifically, it includes EUR -417 million dividends paid by infrastructure project companies within our toll roads division: NTE 35W EUR -251million, NTE EUR -109 million, LBJ EUR -37 million, from our Energy Infrastructure and Mobility division, EUR -18 million coming from El Berrocal renewable energy generation plant and other minor dividends from toll roads and Energy Infrastructure and Mobility division. It also includes equity investments of EUR 104 million, invested in toll roads infrastructure project companies I-66 EUR 53 million, NTE 35W Segment 3C EUR 35million, as well as in Centella project EUR 10 million and El Berrocal plant EUR 3 million and other minor investments.

ferrovial

111

FINANCIAL PROFILE | CONSOLIDATED NET DEBT DETAILS

Changes in Consolidated Net Debt in 2022

		As of December 31, 2022		
(in million of euros)	Change in Consolidated Net Debt (1+2+3)	Ex-infrastructure project companies (1)	Infrastructure project companies (2)	Intercompany eliminations (3)
Cash flow from operating activities	1,002	565	629	-191
Cash flow from/ (used in) investing activities	-732	-421	-720	410
Cash flow from/ (used in) financing activities	-316	-140	42	-219
Effect of exchange rate on cash and cash equivalents	-283	-289	7	
Change in cash and cash equivalents due to consolidation scope changes	4	0	4	
Change in cash and cash equivalents from assets held for sale	-81	-81	0	
Cash Flows (Change in cash and cash equivalents) (A)	**-407**	**-367**	**-40**	**0**
Change in short and long-term borrowings (B)	**1043**	**485**	**558**	
Change in Non-current restricted cash	-18	-41	23	
Change in Forwards hedging balances	-173	-173		
Change in Cross currency swaps balances	-4	-4		
Change in Intragroup balances	0	-12	12	
Change in other short term financial assets	11	11		
Other changes in Consolidated Net Debt (C)	**-184**	**-219**	**35**	
CHANGE IN CONSOLIDATED NET DEBT (C+B-A)	1266	632	633	
CONSOLIDATED NET DEBT AT BEGINNING OF YEAR (*)	4,515	-2,071	6,586	
CONSOLIDATED NET DEBT AT YEAR-END (*)	5,781	-1,439	7,219	

(*) For the reconciliation of Consolidated Net Debt, a non-IFRS measure, to our cash and cash equivalents see the "reconciliation of Consolidated Net Debt to our cash and cash equivalents" table above.

(A) Figures in this line item represent change in cash flow figures as reported in our consolidated cash flow statements, as well as the change in cash and cash equivalents ex-infrastructure project companies and change in cash and cash equivalents of infrastructure project companies.

(B) Figures in this line item represent the change in our short and long-term borrowings included in our Consolidated Statement of Financial Position.

(C) Figures in this line item represent: the changes of non-current restricted cash, the changes related to exchange-rate derivatives balances (including forwards and cross currency swaps), the changes in our Intragroup balances related to financial assets and liabilities between our ex-infrastructure project companies and infrastructure project companies with no impact on our Consolidated Net Debt, and changes in other short-term financial assets.

(1) Ex-infrastructure project companies column includes the change in cash and cash equivalents of our ex-infrastructure project companies. Cash flows from (used in) operating activities include dividends received from infrastructure project companies that are globally consolidated and cash flows from (used in) investing activities includes the equity investment by the Group in infrastructure project companies that are globally consolidated. These dividends received and equity investments are eliminated in column Intercompany eliminations.

(2) Infrastructure project companies column includes the change in cash and cash equivalents of our infrastructure project companies. Cash flows from (used in) financing include the dividends paid to shareholders (which include the Group Companies that are not infrastructure project companies), as well as the equity investment received from its shareholders. These dividends paid and equity investments received are eliminated in column Intercompany eliminations.

(3) Intercompany eliminations include eliminations either of the dividends or equity investment, as applicable, of infrastructure project companies that are consolidated on the Group level. Specifically, it includes EUR -417 million dividends paid by infrastructure project companies within our toll roads division: NTE 35W EUR -251million, NTE EUR -109 million, LBJ EUR -37 million, from our Energy Infrastructure and Mobility division, EUR -18 million coming from El Berrocal renewable energy generation plant and other minor dividends from toll roads and Energy Infrastructure and Mobility division. It also includes equity investments of EUR 104 million, invested in toll roads infrastructure project companies I-66 EUR 53 million, NTE 35W Segment 3C EUR 35million, as well as in Centella project EUR 10 million and El Berrocal plant EUR 3 million and other minor investments.

ferrovial

112

FINANCIAL PROFILE | CONSOLIDATED NET DEBT DETAILS

Changes in Consolidated Net Debt in 2021

(in million of euros)	Change in Consolidated Net Debt (1+2+3)	As of December 31, 2021 Ex-infrastructure project companies (1)	Infrastructure project companies (2)	Intercompany eliminations (3)
Cash flow from operating activities	810	617	469	-276
Cash flow from/ (used in) investing activities	457	520	-127	65
Cash flow from/ (used in) financing activities	-2,221	-2,138	-294	210
Effect of exchange rate on cash and cash equivalents	99	93	6	
Change in cash and cash equivalents due to consolidation scope changes	-109	-110	1	
Change in cash and cash equivalents from assets held for sale	-44	-48	4	
Cash Flows (Change in cash and cash equivalents) (A)	**-1008**	**-1067**	**59**	**0**
Change in short and long-term borrowings (B)	**818**	**-1351**	**2169**	
Change in Non-current restricted cash	74	3	71	
Change in Forwards hedging balances	36	36		
Change in Cross currency swaps balances	7	7		
Change in Intragroup balances	0	-2	2	
Change in other short term financial assets	-11	-11		
Other changes in Consolidated Net Debt (C)	106	33	73	
CHANGE IN CONSOLIDATED NET DEBT (C+B-A)	1932	-250	2183	
CONSOLIDATED NET DEBT AT BEGINNING OF YEAR (*)	2,582	-1,821	4,403	
CONSOLIDATED NET DEBT AT YEAR-END (*)	4,515	-2,071	6,586	

(*) For the reconciliation of Consolidated Net Debt, a non-IFRS measure, to our cash and cash equivalents see the "reconciliation of Consolidated Net Debt to our cash and cash equivalents" table above.

(A) Figures in this line item represent change in cash flow figures as reported in our consolidated cash flow statements, as well as the change in cash and cash equivalents ex-infrastructure project companies and change in cash and cash equivalents of infrastructure project companies.

(B) Figures in this line item represent the change in our short and long-term borrowings included in our Consolidated Statement of Financial Position.

(C) Figures in this line item represent: the changes of non-current restricted cash, the changes related to exchange-rate derivatives balances (including forwards and cross currency swaps), the changes in our Intragroup balances related to financial assets and liabilities between our ex-infrastructure project companies and infrastructure project companies with no impact on our Consolidated Net Debt, and changes in other short-term financial assets.

(1) Ex-infrastructure project companies column includes the change in cash and cash equivalents of our ex-infrastructure project companies. Cash flows from (used in) operating activities include dividends received from infrastructure project companies that are globally consolidated and cash flows from (used in) investing activities includes the equity investment by the Group in infrastructure project companies that are globally consolidated. These dividends received and equity investments are eliminated in column Intercompany eliminations.

(2) Infrastructure project companies column includes the change in cash and cash equivalents of our infrastructure project companies. Cash flows from (used in) financing include the dividends paid to shareholders (which include the Group Companies that are not infrastructure project companies), as well as the equity investment received from its shareholders. These dividends paid and equity investments received are eliminated in column Intercompany eliminations.

(3) Intercompany eliminations include eliminations either of the dividends or equity investment, as applicable, of infrastructure project companies that are consolidated on the Group level. Specifically, it includes EUR -191 million dividends paid by infrastructure project companies within our toll roads division from NTE EUR -92 million and LBJ EUR -31 million and from our Energy Infrastructure and Mobility division, EUR -51 million coming from Trasnchile and other minor dividends. It also includes equity investments of EUR 410 million, invested in toll roads infrastructure project companies I-66 EUR 322 million and NTE 35W Segment 3C EUR 46 million, as well as in El Berrocal EUR 27 million and other minor investments.

ferrovial

113 34% 17% 9% 2% 25% 13% USA Spain UK Canada Poland Others 2023 REVENUES 83% 13% 1% 4% -1% Construction Toll Roads Airports Energy Others Revenues FINANCIAL PROFILE | HISTORICAL FINANCIAL DATA BY BUSINESS DIVISION BY GEOGRAPHY 8,802 9,701 10,759 12,208 5,737 6,054 6,341 6,778 7,551 8,514 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 Construction Services Toll Roads Airports Energy Others EURmn SERVICES CLASIFIED AS DISCONTIUNED ACTIVITY IN 2018

114 983 1,027 944 932 484 76 409 596 728 991 11.2% 10.6% 8.8% 7.6% 8.4% 1.3% 6.5% 8.8% 9.6% 11.6% 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 Construction Services Toll Roads Airports Energy Others Construction: 218 Toll Roads: 799 Airports: 22 Energy: 10 Others: -57 USA: 592 Spain: 141 UK: 8 Canada: 8 Poland: 207 Others: 35 SERVICES CLASIFIED AS DISCONTIUNED ACTIVITY IN 2018 EURmn ADJUSTED EBITDA1 FINANCIAL PROFILE | HISTORICAL FINANCIAL DATA 2023 ADJUSTED EBITDA BY BUSINESS DIVISION BY GEOGRAPHY (1) Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Alternative Performance Measures of the Ferrovial 2023 Integrated Annual Report

115 4ESG Environment Social Governance Note: See Integrated Annual Report of Ferrovial 2023 for further information.

116 ENVIRONMENTAL MITIGATE ENVIRONMENTAL FOOTPRINT & TAKE ADVANTAGE OF NEW OPPORTUNITIES Deliver our towards net-zero ambition by 2050by setting decarbonization targets, developing efficient, low-carbon infrastructures and sustainable business opportunities while implementing innovative design and technologies to reduce environmental impact SOCIAL POSITIVELY IMPACT SOCIETY Build a diverse & talented workforce ensuring meritocracy and inclusion while safeguarding health & safety; support economic development and productivity in regions where Ferrovial operates; contribute to local communities through social initiatives focused on improving basic infrastructures GOVERNANCE LEAD RESPONSIBLE BUSINESS Commit to best governance practices to ensure responsible business foundations and become a long-term reliable partner; place sustainability at the core; centralize sustainability governance through Sustainability Committee Ferrovial was the 1st company to certify its Sustainable Development Goals (SDGs) by AENOR. The business directly impacts a total of 10 of the goals set by the UN; indirectly, it affects virtually all of them. Sustainability at the core of our strategy ESG Note: See Integrated Annual Report of Ferrovial 2023 for further information.

117 *SIF Frequency rate (# Serious Injuries and Fatal x 1000000/# of hours worked). SUSTAINABILITY STRATEGY ESG targets ESG KPI SDG 2023 Final Target Horizon E 1. GHG emissions: Scope 1&2 absolute emissions (tCO2)* -45.6% -35.3% (vs 2009) 2030 (carbon neutral by 2050) 2. GHG emissions: Scope 3 absolute emissions (tCO2) -28.9% -20% (vs 2012) 2030 3. Renewable electricity consumption 68.5% 100% 2025 4. Annual recycling of Construction & Demolition waste 94.4% >70% 2023-on 5. Water consumption (Business Water Index Reduction) -31.3% -20% (vs 2017) 2030 6. Taxonomic activities (% of Capex aligned) 16.2% 80% 2025 7. Taxonomic activities (% of Turnover aligned) 32.8% 60% 2025 S 8. H&S: Serious injuries and Fatals frequency rate (incl. subcontractors)* -20.3% -27.1% (vs 2022) 2025 9. Road safety (fewer crashes compared to an alternative or similar network) -47.5% -30% 2023-on 10. Female talent: Leadership roles 23.7% 30% 2025 11. Time savings: Monetized annual time savings of the Managed Lanes vs the General- Purpose Lanes in the Workday Peak 25.9% 50% (vs 2022) 2030 ESG 12. Digitalization & innovation: portfolio that contributes directly and indirectly to improve ESG (% of investment over total portfolio) 40.0% 60% 2025

118 FERROVIAL’S SUSTAINABILITY PERFORMANCE HIGHLY RANKED BY ESG RATING AGENCIES ESG ratings in 2023 ESG 22 years in a row Scored: 75/100 2nd position in DJSI Index 20th consecutive year Score: 3.8/5 Rating: 61/100 Euronext-Vigeo Europe 120 14th consecutive year in CDP Climate 1st time in CDP Water A score in CDP Climate & Water Only 0.3% of the 21,000 companies assessed have managed to achieve this dual score 1st infrastructure company to be certified in accordance with AENOR’s Good Corporate Governance Index (GCGI). Obtained the highest grade: G++ Leading European company in Construction & Engineering ESG Risk Rating: 26.2 points (medium-low risk) Leading European company Rating: 92/100. Part of the GLIO / GRESB ESG Index Ranked among the companies most committed to gender equality for 4th consecutive year. Rating: 67.19/100 Rating: A (Scale AAA to CCC) Leading Spanish company, co-leader European company Rating: C+ (Scale D- to A+) Prime status

119 Emissions reduction targets according to the Science-Based Targets initiative for 2030 100% renewable electricity by 2025 Carbon Neutrality towards Net Zero by 2050 Deep Decarbonization Path Management of risks & opportunities regarding Climate Change in short, medium and long term Adopter of TFND, seeking to address the crisis of biodiversity loss & ecosystem deterioration CLIMATE STRATEGY GOALS Aligning the Strategy with the SDGs (Sustainable Development Goals) Environment ESG

120 Scope 1 & 2 in terms of intensity -42.9% in 2030 (base year 2009) » Following the roadmap set forth to reduce emissions in Scopes 1, 2 & 3, and complying with the reduction goals for 2030 that were approved by the SBTi. » Ferrovial was the 1st company in its sector worldwide to set emission reduction targets and have these endorsed by SBTi » Since 2021, the company has committed to the ‘Say on Climate’ initiative, which involves presenting Ferrovial’s Annual Climate Strategy Report at the General Shareholders’ Meeting, for advisory voting. In this way, it has become the 1st Spanish-origin company to take on this commitment, and the first in its sector globally. Scope 1 & 2 in absolute terms -35.3% in 2030 (base year 2009) Scope 3 1 in absolute terms -20% in 2030 (base year 2012) Emission reduction targets approved by the science-based targets initiative ESG | ENVIRONMENT (1) Capital goods and Purchased goods and services Scope 3 categories are not included.

121 SCOPE 1 Direct emissions from Ferrovial’s owned & controlled resources SCOPE 2 Indirect emissions from the generation of purchased energy SCOPE 3 Indirect emissions that occur in the value chain, incl. upstream & downstream emissions 4,206,386 tCO2 e Scope 1 & 2 & 3 in absolute terms 7.1% 0.6% 92.2% Emissions avoided1 in 2023 585,028 tCO2 e Percentage figures represent the weight of each Scope out of the total GHG emissions (1) Avoided emissions from triage and biogas capture activities, energy generation and the purchase of electricity from renewable sources 121 Ferrovial’s 2023 greenhouse gas emissions ESG | ENVIRONMENT

122 SWITCHING TO RENEWABLE ENERGY » Self-generation & renewable energy procurement (100% of Electricity coming from renewable sources target for 2025) » Promotion of the purchase of renewable sourced energy » Achieve a 33% reduction in vehicle fleet emissions by 2030 IMPROVING ENERGY EFFICIENCY » Reduce emissions associated with construction machinery by 10% through the implementation of energy efficiency measures by 2030 » Reduce asphalt plant emissions by 20% through energy efficiency by 2030 » Explore technology alternatives for low carbon heavy machinery » Use of less polluting fuels: promotion of biofuels » Incorporation of energy efficiency criteria and measures in Ferrovial’s activities INNOVATION & DEVELOPMENT OF NEW TECHNOLOGY » Innovate and deploy new technologies to mitigate environmental footprint » Internal tools (carbon management system, reporting tools) 122 Reducing carbon footprint – Scope 1 & 2 ESG | ENVIRONMENT

123 The Deep Decarbonization Path outlines the roadmap to achieve the emission reduction target by 2030, in accordance with the SBTi initiative, and neutrality by 2050. 123123 Year 2025 2030 2035 2040 2045 2050 Offsetting emissionsEmission reduction targets Reduction Remanent emissions (tCO2) 28.1% 432,669 35.3% 389,341 44% 336,988 52% 288,847 66% 204,600 80% 120,353 Reduction Remanent emissions (tCO2) 10% 43,267 20% 77,868 35% 117,946 50% 144,423 75% 153,450 100% 120,353 Deep Decarbonization Path for scope 1 & 2 ESG | ENVIRONMENT

124 Upstream 1,830,671 Downstream 2,048,141 Purchased goods & services 18.7% Construction Airports Toll Roads Capital goods 11.7% Upstream transportation & distribution 10.0% Other upstream impacts1 6.8% Use of sold product 14.6% Investments 37.9% End of life treatment of sold products 0.3% (1) Other upstream impacts includes the energy required to produce the fuels and electricity consumed by Ferrovial and the loss of electricity in transportation, the emissions related to waste generated by Ferrovial's activity and the emissions associated with business travel and employee commuting from their homes to their workplaces (Spain) 3,878,812 Scope 3 (tCO2 e) f f f Ferrovial 124 Scope 3 ESG | ENVIRONMENT

125 Ferrovial has developed a methodology to quantify the impact of its activity on water resources, this water footprint measurement, takes into account aspects such as the source of the water, the country's water stress and the quality of the water and discharges, and considering the equilibrium balance of the ecosystems in which it operates. WTI* -272,709,564 Water Treatment Index Impact of water treatment plant processes on the water footprint Water Access Index Impact of water footprint in water supply projects for communities in developing countries in which Ferrovial participates WAI* -632,609 BWI1 1,902,589 Business Water Index Water consumed and discharged in the company's activities. *Non-dimensional Reduce water consumption (BWI) - + -20% 2030 TARGET* (1)Targets vs Base year 2017. 125 Water footprint ESG | ENVIRONMENT POSITIVE CONTRIBUTION The water treatment activity together with the social action projects help to offset the impact of water consumption and discharges needed and generated by the business units. annual water footprint compensation (WTI + WAI) (WTI+WAI > 70BWI) annually 70x

126 Ferrovial is consolidating the incorporation of circular economy principles in its processes, products and services. REUSE OF LAND 80% Construction annual target REUSE OF CDW (Construction & Demolition Waste) 70% Construction annual target ENERGY Working on improving energy efficiency, the generation of renewable electricity for self-consumption and the purchase of electricity from renewable sources WASTE Prioritizing the valorization of waste as a resource WATER Increasing efficiency in water consumption and promoting its reuse and recycling throughout the activities. MATERIALS Focusing on the incorporation of recycled materials in construction processes. CIRCULAR ECONOMY PLAN 126 Circular economy ESG | ENVIRONMENT

127 127 BY COUNTRY NUMBER OF EMPLOYEES Women Men 63,070 24,191 24,799 Developing people to create future challenges BY AGE ESG | PEOPLE 36% 17% 17% 64% 83% 83% 2021 2022 2023 24% WOMEN IN LEADERSHIP POSITIONS 2024 TARGET 30%

128 Any event with the potential to have caused a fatal or catastrophic accident but which ultimately did not, which serve as opportunities for learning. These events are reported and analyzed weekly by the Management Committee and an executive incident review (EIR) of each event is carried out. As result, lessons learned can be drawn and actions can be taken. Frequency Rate Evolution* HIGH POTENTIAL EVENTS REVIEWED BY MANAGEMENT COMMITTEE 96% Management strong commitment with H&S: High potential events (HiPo) *Frequency rate = number of accidents with sick leave*1,000,000/Number of hours worked (excluding contractors) **SIF Frequency rate (# Serious Injuries and Fatal x 1000000/# of hours worked). NOTE: the significant variations in the frequency rate are mainly due to the divestment processes undertaken by the company in the last two years. SERIOUS & FATAL ACCIDENTS (SIF**) FREQUENCY RATE -20.3% vs 2022 HOURS OF TRAINING IN HEALTH & SAFETY 258,908 4.8 MILLION HOURS SINCE 2015 23.4 20.0 15.0 13.6 12.2 10.3 9.2 8.8 3.2 4.7 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 -80% vs 2014 Risk-free environment ESG | HEALTH, SAFETY & WELLBEING

129 Ferrovial maintains a strong commitment to society, especially to local communities. Its aim is not only to respect, but also, to support and promote human rights to prevent and mitigate any potential negative impact, but also to achieve a positive impact on society. To reinforce this impact, it has an intense community investment activity that also drives its contribution to achieving the Sustainable Development Goals. INVESTMENT BY SDG COMMUNITY INVESTMENT BY AREA OF ACTIVITY Positive impact on Communities COMMUNITY INVESTMENT BY REGION ESG | COMMUNITY 334 COMMUNITY SUPPORT PROJECTS €4.7mn INVESTMENT IN THE COMMUNITY 212,627 NUMBER OF DIRECT BENEFICIARIES

130 RAFAEL DEL PINO Chairman Executive Director IGNACIO MADRIDEJOS CEO Executive Director MARÍA DEL PINO Non- Executive Director ÓSCAR FANJUL Vice Chairman Independent Non- Executive Director JOSÉ FERNANDO SÁNCHEZ-JUNCO Independent Non- Executive Director PHILIP BOWMAN Independent Non- Executive Director HANNE SØRENSEN Independent Non- Executive Director BRUNO DI LEO Independent Non- Executive Director JUAN HOYOS Lead Director & Independent Non- Executive Director GONZALO URQUIJO Independent Non- Executive Director HILDEGARD WORTMANN Independent Non- Executive Director ALICIA REYES Independent Non- Executive Director GEERTE HESEN Secretary1 12 DIRECTORS 33% FEMALE REPRESENTATION 6 NATIONALITIES 9 INDEPENDET DIRECTORS VOTING RIGHTS HELD BY THE BOARD 28.9% Executive Committee Audit and Control Committee Nomination and Remuneration Committee Spanish, Australian, Danish, German, American & Italian Every 3 years BOARD MEMBERS REELECTION 75% of independent non- executive directors ESG | BOARD MEMBERS (1) Effective on May 14th

131 Board composition with strong skills set & experience ESG | BOARD OF DIRECTORS

132 Executive Committee Pursuant to Dutch law and the Articles of Association, the Board may allocate its duties among its Directors. Directors may validly adopt resolutions on behalf of the Board on matters allocated to them. The Board has allocated all its duties to the Chairman and the CEO (acting individually) and also to the Executive Committee (consisting of Directors only), subject to applicable law, the Articles of Association and the Board Rules. In 2023, the Executive Committee monitored: » the Group’s cash availability and other financial information » the evolution of the main business indicators (traffic and tariffs of toll roads, traffic of airports, orderbook and main awards of Construction) » the health, safety and wellbeing indicators » the status of the most relevant projects and matters of the year (including the progress of the Merger process) Audit & Control Committee* Interaction with the independent auditor: » Advise the Board in relation to its decision-making regarding the independent auditor’s nomination for appointment or reappointment, or its dismissal » Be responsible for (i) the compensation of the independent auditor; and (ii) the retention and oversight of the work of the independent auditor » Assess and monitor the independence of the independent auditor » Interaction with the internal audit function » Provide input on the internal audit's plan and review regular reports from the internal audit on the audit results Financial information » Review and discuss annual audited financial statements, management report, semi-annual financial statements, management report, and quarterly investors report with management and the independent auditor » Review and discuss the semi-annual financial statements and quarterly investors report, with the management and the independent auditor Other duties » Oversee corporate governance matters and may make recommendations to the Board regarding them. » Oversee the compliance program and periodically assess its effectiveness. » Establish procedures for the receipt, retention and treatment of complaints, concerns and questions from employees and third parties related to potential irregularities, particularly regarding accounting, internal accounting controls or auditing matters. Nomination & Remuneration Committee* Board and Committee Membership » Identify individuals qualified to be nominated for appointment as Directors » Recommend to the Board on the nominees for election by the General Meeting Compensation: » Submit clear and comprehensible proposals to the Board for the Company's director remuneration policy. » Make recommendations to the Board concerning the remuneration of individual Directors), including severance payments. » Review and set or make recommendations regarding the compensation of the executive officers that do not serve as Directors. None of the executive officers, including the CEO, may be present during voting or deliberations on his or her compensation. » Oversee the Company’s compliance with the compensation recovery policy required by applicable law. » Submit proposals to the Board for the Company's remuneration report. Other duties: » Oversee the process of periodic evaluation of the Board and the individual Directors Number of meetings in 2023 8 Female representation 17% Independence rate 50% Number of meetings in 2023 6 Female representation 25% Independence rate 100% Number of meetings in 2023 4 Female represenation 25% Independence rate 100% Chairman Rafael del Pino Executive Directors Óscar Fanjul Independent Non- Executive Ignacio Madridejos Non-Executive María del Pino Non-Executive José Sánchez-Junco Independent Non-Executive Juan Hoyos Independent Non-Executive Chairman Óscar Fanjul Independent Non- Executive Directors Philip Bowman Independent Non-Executive Gonzalo Urquijo Independent Non-Executive Alicia Reyes Independent Non-Executive Chairman Bruno Di Leo Independent Non- Executive Directors José Sánchez-Junco Independent Non- Executive Hanne Sørensen Independent Non- Executive Gonzalo Urquijo Independent Non- Executive Diverse & specialized board committees to support the board in its tasks ESG | BOARD COMMITTEES (*) The Audit & Control Committee along with the Nomination & Remuneration Committee may, in their sole discretion, retain or obtain advice from consultants, external legal counsel or other external advisers. The Company must provide for appropriate funding, as determined by the Committees, for payment of reasonable compensation to any adviser retained by them.

133

ESG | SENIOR MANAGEMENT REMUNERATION

Remuneration rewards sustainable value creation to the shareholder

2023 FIXED REMUNERATION

CHAIRMAN €1,500,000

CEO €1,313,000

2023 REMUNERATION


Long-Term Incentive 16%
Fixed 29%
Annual Variable 55%


Long-Term Incentive 20%
Fixed 33%
Annual Variable 48%

VARIABLE REMUNERATION

Target 125% Max. 190%
of fixed remuneration

Target 100% Max. 150%
of fixed remuneration

LONG TERM INCENTIVE PLANS

Max. 150%
of fixed remuneration

Max. 150%
of fixed remuneration

ANNUAL VARIABLE REMUNERATION

CHAIRMAN


55% NET INCOME
45% CASH FLOW
QUANTITATIVE TARGETS 80%
QUALITATIVE TARGETS & ESG 20%

- Operations of Board & Executive Committee (20%)
- Strategic Plan (20%)
- ESG factors (60%)

CEO


55% NET INCOME
45% CASH FLOW
QUANTITATIVE TARGETS 70%
QUALITATIVE TARGETS & ESG 30%

- Strategic Plan (30%)
- ESG factors (70%)

LONG –TERM VARIABLE REMUNERATION

Executive Directors participate in a long-term variable remuneration system based on share delivery plans, in which other executives and key professionals of the Group also participate.

The units allocated may be converted into shares if (i) they remain in the Company for a maturity period of 3 years from the date of allocation of the units, except in exceptional circumstances such as retirement, disability or death, and (ii) certain objectives linked to internal or external metrics reflecting economic-financial targets and/or value creation for the company are met, under the terms approved by the respective General Shareholders' Meetings.

LONG-TERM INCENTIVE PLAN (2023-2025 PLAN) - 2023 GRANT

	%		Degree of achivement		% PAYOUT
ACTIVITY CASH FLOW	40%		Maximum	€836mn	40%
				€671mn	20%
			Minimum	€571mn	0%
RELATIVE TOTAL SHAREHOLDER RETURN (TSR)	50%		Maximum	Position 1 to 3	50%
				Position 4 to 6	40%
				Position 7 to 9	30%
			Minimum	Position 10 to 18	0%
ESG METRICS	10%	CO_2 Emissions	Maximum	≥26.9%	5%
			Minimum	≤21.5%	0%
		Diversity	Maximum	≥32.0%	2.5%
			Minimum	≤27.2 %	0%
		Health & Safety	Maximum	≥27.1%	2.5%
			Minimum	≤19.0 %	0%

ferrovial

134

ESG | SENIOR MANAGEMENT REMUNERATION

Annual variable remuneration including ESG performance indicators

CHAIRMAN

€2,808,800


80% QUANTITATIVE TARGETS
20% QUALITATIVE TARGETS & ESG
NET INCOME
CASH FLOW
1,361,300
1,113,800
333,800

QUALITATIVE TARGETS & ESG


20%
Operation of Board & Exec. Commitee
€333,800
20%
Strategic Plan
60%
ESG Factors

NON-FINANCIAL TARGETS	METRICS	Weight	2023 Degree of achivement
QUALITATIVE	Operation of the Board & Executive Commitee	20%	90%
	Strategic Plan	20%	90%
ESG FACTORS	Corporate Governance	20%	100%
	Successions	20%	80%
	Institutional Relations	20%	85%

CEO

€1,925,500


70% QUANTITATIVE TARGETS
30% QUALITATIVE TARGETS & ESG
NET INCOME
CASH FLOW
866,300
708,800
350,500

QUALITATIVE TARGETS & ESG


30%
Strategic Plan
€350,500
70%
ESG Factors

NON-FINANCIAL TARGETS	METRICS	Weight	2023 Degree of achivement
QUALITATIVE	Strategic Plan	30%	80%
ESG FACTORS	Employee health & safety, measured by Ferrovial's accident rates	15%	100%
	Promotion of Innovation and Corporate Social Responsibility, Diversity, Emission Reduction and Sustainability	15%	90%
	Development of professional teams that guarantee stability in the management & achievement of the organization's strategic targets	20%	82.6%
	Suitability and monitoring of procedures linked to taking on controlled risks	5%	100%
	Relations with stakeholders	15%	100%

ferrovial

135 5 SHARE PRICE Share price performance Shareholder Distribution

136

SHARE PRICE | SHARE PRICE PERFORMANCE

Ferrovial shares at a glance

		2023	2022	2021	2020	2019	2018	2017	2016	2015	2014
PRICE AT YEAR-END	€	33.02	24.47	27.56	22.60	26.97	17.70	18.93	17.00	20.86	16.43
ANNUAL HIGH	€	33.02	27.72	27.75	30.45	27.21	19.78	20.75	20.71	23.32	16.72
ANNUAL LOW	€	24.53	22.82	19.81	17.49	17.71	16.20	16.75	15.96	16.10	13.91
VWAP	€	28.71	24.79	24.15	23.66	23.15	17.86	18.63	18.16	20.36	15.50
AVERAGE DAILY CASH	€ mn	30.3	30.0	32.5	46.9	47.1	27.4	33.1	57.9	56.4	42.5
AVERAGE DAILY VOLUME	Million shares	1.1	1.2	1.4	2.0	2.0	1.5	1.8	3.2	2.8	2.7
NUMBER OF SHARES OUTSTANDING	Thousand shares	740.688	727.443	733.602	732.902	735.215	738.456	732.265	732.548	732.211	732.389
MARKET CAPITALIZATION	€ bn	24.5	17.8	20.2	16.6	19.8	13.1	13.9	12.4	15.3	12.0

SHARE INFORMATION

ISIN: NL0015001FS8

Stock exchange abbreviation: FER SM, FER NA

Indices: IBEX 35

Number of shares: 740,688,365

Markets: Listed on the stock exchanges in SIBE and Amsterdam in the regulated market

EURONEXT

BOLSA DE MADRID

SHAREHOLDER STRUCTURE*


41.0%
20.6%
8.3%
4.2%
2.4%
3.1%
5.3%
5.3%
9.9%
R. del Pino Calvo-Sotelo
M. del Pino y Calvo-Sotelo
L. del Pino y Calvo-Sotelo
JP Morgan Chase & Co
BlackRock
Bank of America Corporation
Lazard Asset Management
The Children's Investment Master Fund
Free Float

* Ferrovial's SE substantial holdings filed with the public register of the Dutch Authority for the Financial Markets Authority (AFM – Autoriteit Financiële Markten) as of December 31st, 2023

ferrovial

137 Since 2014, Ferrovial has distributed dividends on a scrip dividend scheme, providing flexibility to shareholders to choose between cash and new shares. The shareholder remuneration consists of: • Ferrovial Flexible Dividend Program: allows Ferrovial’s shareholders the opportunity to receive their remuneration, at their own discretion, in cash or in shares. • Share Buy-back Program: consisting of the purchase by Ferrovial of its own shares for their subsequent cancelation. 0.672 0.702 0.719 0.719 0.721 0.719 0.512 0.502 0.692 0.715 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 DIVIDEND PER SHARE EUR Shareholder distribution SHARE PRICE 275 267 226 218 240 238 122 31 132 136 235 265 317 302 280 282 255 320 388 62 57 52 510 532 544 520 520 520 377 463 578 250 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 Scrip dividend Treasury share repurchase Discretionary treasury shares EURmn

138 6APPENDIX

139 Multiples don’t reflect Ferrovial’s valuation adequately. Relevant assets are equity consolidated and consolidated earnings don’t reflect the growth potential, concession duration, risk profile, and capital structure of each project. TOLL ROADS: Equity value for each asset • 407ETR & MLs (and others): DDM/DCF Equity Value at FER’s stake • IRB at Market Price (listed company) AIRPORTS: Equity value for each asset • Heathrow (regulated asset): premium over RAB or DDM  Equity Value at FER’s stake • AGS: Earnings multiples or DCF • Dalaman: transaction price • NTO: multiple over equity invested or DCF CONSTRUCTION • Budimex at Market Price (listed company) • Rest of Construction activity  Earnings multiples or DCF  Enterprise Value CORPORATE NET DEBT / CASH Ferrovial Equity Value Equity analysts’ valuation methodology SUM OF THE PARTS

140 Investor Relations ir@ferrovial.com www.ferrovial.com ferrovial